2004
ANNUAL REPORT

METASOLV®
SOFTWARE



LETTER TO SHAREHOLDERS

Fellow Shareholders:

Focused Strategy...Product Innovation...Market Expansion...Thought Leadership

When you think of companies that have achieved long-term success, these are the **qualities** that come to mind. In 2004, these factors led the MetaSolv team to significant accomplishments, primarily in the form of expanded market penetration, sales growth, and improved financial results.

As the overall communications industry began its modest recovery, the service fulfillment operations support system (OSS) sector also began to show improvement. For the first time since the unprecedented telecommunications industry downturn, MetaSolv achieved consistent quarter-over-quarter revenue growth — along with a significant reduction in our operating loss.

A number of important successes drove our improved financial performance in 2004:

- We added over 25 new customers globally such as Alestra and Cinergy MetroNet, and increased our penetration with our existing tier-one customers such as BT, Nextel, Brasil Telecom, Verizon Dominicana, and SBC.
- We successfully launched our innovative inventory and order management solution, M6, with enhanced functionality to address a renewed industry focus on efficient network resource management.
- We enhanced our service activation capabilities, currently deployed at more than 70 service providers from around the globe.
- We achieved strong, early market leadership in VoIP, earning 10 percent of our total revenue in this high growth sector. This did not go unnoticed among leading industry analysts, such as *OSS Observer,* which stated, "MetaSolv is the leader in the early phases of this market development for IP Activation."

It has been a significant accomplishment for the MetaSolv team to achieve our revenue momentum and return to positive pro-forma EBITDA. We believe this performance is a result of executing against our stated strategy: accelerating our global expansion, enabling network and service transformation, excelling in the support of mobile, broadband and IP-based services, and making our substantial installed customer base increasingly successful.

ACCELERATED GLOBAL EXPANSION AND MARKET POSITION

We again expanded our customer base outside of North America, and currently serve customers in more than 45 countries. Our continued investment in international markets has yielded year over year revenue growth of 15 percent in Europe, 12 percent in the Asia-Pacific region, and 6 percent in Central and Latin America. For 2004, more than 50 percent of our total revenue was produced outside of the United States.

Our new customer wins span all geographic regions and include Bharti Telecom and BSNL in India, Cellcom in Israel, Bouygues Telecom in France, Alestra in Mexico, and Cinergy MetroNet in North America. We also grew our business by extending our strategic reach with existing customers as they deliver next-generation networks and services. For example, we secured new business with British Telecom, our largest global customer, to enable IP services, which include hosted and managed VoIP, as well as extensions with IP VPN provisioning.

ENABLED CUSTOMER NETWORK AND SERVICE TRANSFORMATION

Network convergence is quickly becoming a reality as data, voice, and multimedia come together on one network. Our service provider customers are developing plans to enable next-generation networks that allow them to deliver a "triple-play" of voice, video and data services. MetaSolv product and service innovations support these customers with solutions that help them efficiently manage this network and service evolution, with a focus on streamlined business processes and enhanced customer service.

Our commitment to this transformation was validated in 2004, as VoIP accounted for over 10 percent of our total revenue. We intend to build on this success by capturing additional business as growth in adoption of VoIP continues.

We also maintained our momentum in mobility in 2004 with 21 percent of our revenues derived from the mobile segment. In addition, our customer base grew to encompass more than 55 mobile service operators including Nextel, T-Mobile, Cingular, O2, and several of the Vodafone properties.

STRENGTHENED OUR PRESENCE IN BLUE CHIP CUSTOMER BASE

MetaSolv's installed customer base includes many of the world's largest service providers including BT, Bell Canada, Brasil Telecom, AT&T, and SBC. In 2004, nearly 90 percent of our revenue came from our installed base of customers. In addition, 68 percent of revenue was from Tier-one operators and we added 25 new customers in 2004, growing our existing base to more than 180 global carriers.

IMPROVING OUR FINANCIAL PERFORMANCE

Many of MetaSolv's key financial metrics improved in 2004. Revenue increased sequentially in every quarter, and year over year. Our gross profit margin improved from 49 percent in 2003 to 57 percent in 2004, the net loss in 2004 was cut to approximately one-quarter of the loss of the previous year, and our cash balance increased in the third and fourth quarters of 2004. We reduced 2004 operating expenses by approximately 15 percent compared to 2003, and we are targeting continued improvement in financial results for 2005.

WELL-POSITIONED FOR PROFITABLE GROWTH

Our customers continue to face major challenges, including increasing demands for network and service convergence, continuing industry consolidation, reducing operational costs, and maximizing capital expenditures. They are looking for strategic partners to help guide them through this complex evolutionary period. MetaSolv is well positioned to meet their needs in facilitating this transition.

The foundation for our growth lies in our combination of strong market leadership and core strengths, including the following:

- A comprehensive, proven portfolio of service fulfillment OSS solutions, enabling order-to-activation, and including inventory management (physical and logical inventory with discovery and reconciliation), order management, service activation, and network mediation solutions.
- Extensive research and development, and enhancements driven by years of real world customer use and feedback to meet the demanding needs of our carrier customers.
- Successfully deployed solutions in every type of multi-vendor, multi-service, and multi-domain network environment, and an impressive record of success in working with major global systems integrators, network equipment manufacturers, and in-house IT departments.
- Recognition as a strong, stable, long-term industry leader and innovator, with more than twelve years in OSS, financial strength with solid cash reserves, no debt, and a focused plan to return to profitability.
- A strategy focused on growth opportunities such as expanding our global footprint, investing in Mobile and IP, and strengthening customer relationships.

MetaSolv's focus on *global expansion and new markets* positions it well to capitalize on the opportunities resulting from global industry consolidation, convergence, and network and service transformation. We expect further revenue growth in Europe, the Asia Pacific region, Central and Latin America. We have also targeted an expanded revenue base within markets that are newer and less established for us, like the United States federal government, as key agencies modernize their networks to provide security and technology to citizens. Secure and reliable voice, video, and data communications are "mission critical" for national government agencies, and we see distinct opportunities in government sector IP transformation initiatives.

We will *enable our customers to transform their networks and services* as they deliver high volume broadband, VoIP, IP VPN and mobile subscriber services. We will maintain our ongoing investments and leadership in key growth areas such as mobile and IP and will leverage our expertise in developing and deploying converged networks and services with our global customer base.

One of our most important strategic advantages is our installed base of over 180 service providers worldwide. We remain committed to *increasing awareness of MetaSolv within our existing customer base, and strengthening our customer relationships.* We will be aggressive in working to expand our product and solution footprint with these customers.

EXECUTING FOR THE FUTURE

We believe future demand for OSS solutions will continue to grow hand-in-hand with the demand for new communications services. MetaSolv will continue to seize the opportunities that expanding and evolving networks will bring, by enabling our customers to offer new services while improving their operating efficiency.

We pledge to listen to our customers, and to work tirelessly, to ensure that they derive the greatest possible value from deploying MetaSolv solutions, while at the same time managing our own business efficiently and effectively.

In this challenging, yet encouraging year, we recognize that our progress is the result of the determined efforts of our resourceful and dedicated team. MetaSolv's collective skill set in software development and telecommunications, combined with a competitive, entrepreneurial spirit creates a thought leadership that is at the forefront in our industry.

In 2005, we will apply that talent as we further improve our products and services. We will continue to support our customers as they transform their networks and the services they provide to end users – and as they face business and operational challenges posed by industry consolidation. Within these challenges lies MetaSolv's growth opportunity, whether with service providers in the fastest growing markets of Europe and Asia-Pacific, or among our substantial installed customer base.

As the recovery continues in telecommunications, we expect to realize more revenue growth and to achieve profitability on a pro forma basis in 2005. We believe service providers will continue to look to MetaSolv for our leadership in comprehensive, efficient, and scalable OSS solutions.

Forward Momentum...Confidence...and Optimism.

These are the **attitudes** that define the spirit of MetaSolv as we move forward in 2005, continuing to work hard, delivering proven software solutions that enable the success of our customers.

We are grateful for the tremendous efforts of our global team. We also look forward to your support, as we make progress toward continued revenue growth and returning to profitability.

Sincerely,

T. Curtis Holmes, Jr.
President and CEO,
MetaSolv, Inc.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-17920

METASOLV, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	**75-2912166** (I.R.S. Employer Identification No.)

5556 Tennyson Parkway
Plano, Texas 75024
(Address of principal executive offices)

Registrant's telephone number, including area code: (972) 403-8300

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $.005	The NASDAQ Stock Market
Rights to Purchase Series A Junior Participating Preferred Stock, Par Value $0.01 per share	The NASDAQ Stock Market

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes No ☐

Indicate by check mark whether Registrant is an accelerated filer (as defined in Rule 126-2 of the Act) ☒ Yes No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant, as of June 30, 2004, was approximately $115,200,000 based upon the last reported sales price on such date.

On February 28, 2005, there were 40,955,472 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders scheduled to be held May 10, 2005, are incorporated by reference into Part III of this report. The Proxy Statement is expected to be filed with the Commission not later than April 15, 2005.

MetaSolv, Inc.

2004 FORM 10-K

TABLE OF CONTENTS

PART I

This report includes certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement in this report that is not a statement of historical fact may be deemed to be a forward-looking statement. We often use these types of statements when discussing our plans and strategies, our anticipation of revenues from designated markets, the development of our businesses, the markets for our products and services, our anticipated capital expenditures, operations, support systems, changes in regulatory requirements and other statements regarding matters that are not historical facts. Words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and other similar expressions are intended to identify such forward-looking statements. Although we believe that these forward-looking statements reasonably reflect our plans, intentions, and expectations, we can give no assurance they will be achieved. Certain important factors that could cause actual results to differ materially from the forward-looking statements we make in this report include, without limitation, the following:

- Our quarterly operating results are difficult to predict and can vary significantly;
- We could be materially harmed if we fail to anticipate and react to rapid changes in the communications market;
- We could be materially harmed if consolidation in the communications industry reduces customer demand for the products and services we provide;
- We could be materially harmed due to government regulatory changes in the communications market;
- Expected increased competition could result in price reductions, reduced gross margins, and loss of market share; and
- Other factors identified in our Securities and Exchange Commission filings, including, but not limited to those discussed elsewhere in this report under the heading "Factors That May Affect Future Results" located at the end of Item 1, Business, of this report.

Many of these risks and uncertainties are beyond our control, and we cannot predict which factors could cause our actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout this report. In light of these risks, uncertainties, and assumptions, the forward-looking events we discuss in this report might not occur.

Our forward-looking statements speak only as of the date made, and other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 1. BUSINESS

Overview

Through our wholly owned operating subsidiaries, we design, develop, market and support a comprehensive portfolio of software solutions that automate and streamline service fulfillment processes for communications service providers. MetaSolv's capabilities include order management, inventory management, service activation, and network mediation solutions that automate the order-to-activate service provisioning process for all types of traditional and next-generation services including voice, data, digital subscriber line (DSL), internet protocol virtual private networks (IP VPN), voice over IP (VoIP), and others. MetaSolv's solutions help simplify service introduction, accelerate service delivery time, and reduce operating costs and capital expenditures.

Founded in 1992, MetaSolv has received numerous technology and business awards, and is widely recognized as a key industry innovator for operational support systems. Our global reach is extensive, with over half our revenue coming from outside the U.S. We have successfully partnered with major global systems integrators, network manufacturers, and in-house IT departments. Our professional services organization uses proven implementation methodologies to configure MetaSolv products, apply our service domain expertise, quickly and effectively migrate data from disparate databases, implement solutions, and integrate with existing systems.

Our customers also benefit from our cumulative knowledge base developed from product input and implementation practices gleaned from experience with over 180 customers from around the globe.

MetaSolv's customers encompass a diverse mix of service providers, from Tier 1 wireline and wireless providers to new market entrants. Key customers include global communications industry leaders such as AT&T, Brasil Telecom, British Telecom, Nextel, mm02, Sprint, Telus, and various Vodafone entities worldwide.

Industry Background

The communications industry is changing dramatically and has become increasingly competitive as a result of deregulation, convergence of wireline and wireless services and capabilities, new technologies, and global industry consolidation. Service providers, both fixed and mobile, are faced with major challenges relating to customer ownership and retention. The regulatory boundaries that incumbent service providers previously faced are changing, and in some instances, disappearing, so that fixed and mobile service providers now compete for the same customers. Wireless technology is bringing voice and broadband data to homes and local coffee shops, as well as to multi-national corporations, providing services in previously unserved locations around the globe. This combination of evolving network technology and service offerings, as well as evolving business and regulatory scenarios, is driving service providers worldwide to adopt an evolutionary approach to their automated business processes – the operational support systems (OSS) – that enable efficient and profitable delivery of new, higher margin communications services.

Traditionally, OSS solutions deployed by service providers were designed and built to support one particular type and size of service provider, such as a larger incumbent or national carrier, or a small cellular provider, and to interface and process data from the specific equipment and technologies used in a single network, or for a particular service, such as voice delivered over circuit-switched wireline, mobile, or cable networks. These highly customized OSS solutions typically are inflexible, proprietary, and difficult to evolve to meet the complex requirements of service providers in a next-generation environment. As a result, these solutions often do not address one of the most fundamental business challenges facing service providers: minimizing the time to market for new products and services. In addition, these legacy OSS systems are expensive to support, and require extensive programming, using either internal or external professional services, to increase functionality or to introduce new services. This results in additional ongoing expenses, significant time delays, and therefore, a very high total cost of ownership.

In this rapidly-changing environment, more and more service providers are coming to understand the link between these legacy back office systems and their most important front office concerns: return on investment, reducing operating costs, customer churn, and ultimately, profitability. With so much emphasis on demonstrating clear bottom and top line value, a compelling business case for OSS must be made to senior executives and other key stakeholders. Against this backdrop, MetaSolv, an established leader in comprehensive OSS software solutions, has adopted its own evolutionary approach to positioning its solutions with customers.

MetaSolv Strategy

MetaSolv's strategic objective is to be a global market leader in service fulfillment solutions for communications service providers. To achieve this objective, MetaSolv executes a multi-pronged strategy consisting of customer and portfolio expansion, globalization, and support for next-generation mobile and IP services.

Customer and Portfolio Expansion. A key component of securing a leadership position in service fulfillment is the expansion of the MetaSolv customer base and product portfolio. MetaSolv has made substantial progress in maintaining and extending its relationships with its existing customer base, while continuing to invest in research and development in the software products that comprise the company's core capabilities. MetaSolv expects that service providers worldwide need solutions that reduce the complexity of their operations, and as a result, we believe they often prefer to engage with highly strategic software vendors to evolve their networks and operations. MetaSolv's customer engagement model focuses on collaboration to identify and address each customer's unique, ongoing business needs.

Another key component of securing a leadership position in service fulfillment is the expansion of the MetaSolv product portfolio. We have accomplished this expansion through two key acquisitions. In February 2002, MetaSolv acquired significant OSS software assets from Nortel Networks, including stand-alone solutions for service activation, network mediation, and inventory management. In addition to providing a leading service activation product, the acquisition provided a substantial global customer base that we continue to leverage – highlighted by top tier service providers such as British Telecom, Cable & Wireless, Sprint, and others. To further strengthen and complement our existing service activation capability, customer base, and leadership position, MetaSolv acquired London-based Orchestream Holdings plc in February 2003, gaining additional key customers including AT&T, COLT, Energis, Orange, TeliaSonera, Vodafone, and others. While MetaSolv previously had the ability to process complex service orders and manage all aspects of the network, these acquisitions provided MetaSolv with the capability to complete the service fulfillment cycle and activate service on the network.

Globalization. Each of these acquisitions contributed to our strategic imperative of globalization, by providing an expanded global customer base and skilled resources in MetaSolv's target growth markets, including Europe, Middle East and Africa (EMEA), Caribbean and Latin America (CALA) and the Asia-Pacific regions, along with products available for deployment throughout the world. MetaSolv continues to expand its presence in these key regions by adding targeted sales and services resources to capture market opportunities. MetaSolv currently has offices and direct representation in the following countries: Canada, United States, United Kingdom, France, Germany, Italy, Spain, Australia, Brazil, and Singapore. As a result of this strategy, MetaSolv's revenue from outside the United States has grown each year, from 9 percent of total revenues in 2000 to 58 percent of total revenues in 2004.

Next-generation Mobile and IP. MetaSolv believes that the introduction and launch of new mobile and IP services are key market drivers for OSS spending. Leading market analysts predict that these two high growth segments will drive service providers to reconsider their OSS strategies, focusing on using a greater amount of commercial, off-the-shelf software, in order to speed time to market and drive profitability through automating and optimizing the order-to-activate process. The addition of the data network to traditional 2G mobile networks, and its transformation to include next-generation services such as multi-media messaging, remote access to corporate networks and content, are driving substantial changes in both the underlying network and the OSS's which support it. MetaSolv believes that this creates a significant opportunity as mobile operators transform their networks and launch new services. MetaSolv currently has more than 50 mobile service provider customers globally, and more than 20 percent of revenue came from the mobile market segment in 2004.

Similarly, MetaSolv also believes that wireline operators will continue to transform their networks to take advantage of IP technology and services. While enterprise services such as IP-based Virtual Private Networks are becoming mainstream, we also anticipate that numerous service providers will utilize their IP infrastructure to launch new services and migrate existing offerings. For example, voice over IP continues to gain significant market acceptance, and MetaSolv is extremely well positioned to capitalize on this trend, given our extensive voice and IP capabilities. Specifically, MetaSolv offers an end-to-end service fulfillment VoIP solution that provides strong value and market differentiation. Supporting both modular and integrated approaches, MetaSolv enables service providers to optimize the IP network for voice, enable rapid introduction of VoIP services, support VoIP self-service and automate high volume and complex VoIP provisioning. MetaSolv's strength in VoIP service fulfillment has been validated with several large Tier-1 contract wins, including AT&T, Bell Canada and British Telecom.

Products and Technology

The MetaSolv product portfolio enables service providers to fulfill the order-to-activate process in an automated fashion, to enable service providers to reduce costs, streamline their operations, and launch new services quickly. MetaSolv's portfolio consists of the following capabilities:

Order Management. MetaSolv Order Management allows service providers to track all the delivery steps required for fulfilling simple to complex telecommunication services, and can be flexibly specified to fit a service provider's entire service delivery business process, including:

- manual—including installing equipment in a point of presence;
- automated—including triggering service activation as well as billing once the service is activated in the network;
- intra-carrier—including coordinating processes between engineering and operations;
- inter-carrier—including requesting capacity or unbundling the local loop from a different carrier;
- fulfilling a simple service such as DSL to an existing house where the loop is already unbundled; and
- complex service (such as a home requiring DSL and phone service where the local loop is owned by another customer and a telephone number has to be ported).

In order to deliver complete lifecycle management of a telecommunication service, MetaSolv's Order Management is often electronically integrated to upstream applications such as front-end order entry systems including CRM, self care portals and billing applications as well as to downstream applications such as inventory management systems and service activation systems. Order management tasks such as truck roll, equipment install, device configuration, connectivity completion and testing are typically automated or assigned to specific individuals or groups to complete and manage the overall delivery cycle, including the dependent activities required to complete a task. MetaSolv Order Management fully supports inter-carrier service delivery processes, also referred to as regulated ordering, a key requirement when dealing with incumbent service providers to obtain network access and facilities. The regulated ordering process also involves numerous standards issues such as: access service request (ASR), local service request (LSR) and E911 in the United States, or interfaces with internal proprietary systems at incumbent operators globally.

Inventory Management. MetaSolv Inventory Management helps service providers accurately manage all resources that are required in delivering a communication service, in essence helping identify availability, location, and capacity of network assets. These solutions manage inventory data for:

- physical resources, such as equipment locations, racks, shelves, devices, cards, and ports;
- logical resources, including interfaces, sub-ports, and channels;
- technology or service resources, including, but not limited to Layer 1/2/3 Virtual Private Networks (VPNs), Virtual Local Area Networks (VLANs), Voice over IP (VoIP), Digital Subscriber Line (DSL) and wireless;
- name or number resources, including telephone numbers, IP addresses, VLAN tags, and MPLS VPN Route Targets.

MetaSolv Inventory Management manages the relationship between customers and services to network resources that are consumed, allowing service providers to quickly navigate from a given customer service to all consumed resources, or from a network resource to all supported customer services. Across all resources, this product provides intelligence to automate key inventory processes (such as design/assign of a service, layer-independent path analysis, diversity, protected/unprotected connections, and traffic engineered paths). As a result of new financial reporting requirements, such as Sarbanes-Oxley, service providers must increase their accuracy in tracking network resources. MetaSolv Inventory Management enables service providers to keep their inventory "evergreen"—continually refreshed with near-real-time visibility into any discrepancies between the actual network and the inventory database.

Service Activation. The final step in the order-to-activate process is the activation of the service to the requisite elements in the network.

MetaSolv Service Activation products support the activation of:

- IP Services including complex network-based VPN services such as Layer 3 IP VPNs (RFC 2547) including Layer 2 (Martini), IPSec, and traffic engineered Label Switched Paths (LSPs). Our policy-based quality of service (QoS) capability enables appropriate classification, marking, shaping, and policing of IP traffic through the network. Service persistence is maintained to ensure that the service definition and policies are properly aligned with the configuration of the network.
- Services over IP (SoIP) such as Hosted and Managed Enterprise and Residential Voice over IP (VoIP) and Video over IP / IP Television (IP TV) services. This includes the configuration of soft switches, media and line gateways, messaging systems, conditional access servers and video content servers.
- Broadband access services such as xDSL, Ethernet, Wireless Local Loop (WLL), Asynchronous Transfer Mode (ATM) and Frame Relay (FR) services.
- Mobile subscriber and service activation of switching platforms via Home Location Registries (HLR), messaging platforms (voicemail, short messaging, multi-media messaging, unified messaging, etc.) and many application / content platforms to support the delivery of advanced 2G, 2.5G and 3G mobile voice and data services. In addition, MetaSolv has successfully deployed its IP VPN activation product into a variety of mobile operators enabling the efficient delivery and management of IP services such as multimedia messaging and remote access to corporate VPNs.
- Traditional high volume voice services such as POTS, ISDN, Centrex and Intelligent Networking (IN) services.

MetaSolv's activation capability interfaces to network elements from a variety of major hardware vendors. Our pre-built software cartridges reduce time to deployment and total cost of ownership. These productized cartridges interface with numerous hardware vendor elements and MetaSolv documents and support these elements as core product extensions. MetaSolv's comprehensive cartridge capabilities, together with the extensible product architecture, enable the rapid and cost effective activation of any service over any network technology.

Network Mediation. Today's rapidly evolving multi-service networks require a next-generation solution to collect and process data for billing, performance management, service level management (SLA), inventory and other operational systems. MetaSolv Network Mediation is a carrier-class convergent mediation application that provides all network-to-OSS data collection for multi-service IP, 3G wireless, VoIP and traditional voice and data networks.

Network Mediation provides service usage information to billing systems to enable carriers to differentiate themselves through service pricing. Network usage information is provided to performance and SLA management systems to enable network and service management. Network Mediation also discovers network elements and collects physical & logical inventory information for inventory management systems to ensure inventory accurately reflects the network.

Consistent with our product architecture and strategy, the application uses a cartridge-based approach to provide the highest level of flexibility.

- Collection cartridges – interface to network elements or management systems to collection data. A variety of industry standard data formats (including ASN.1, XML, IPDR, AMA and ASCII) and transport mechanisms (including GTP, TCP, UDP, FTP, RADIUS, and SNMP) are supported along with pre-integrated vendor proprietary interfaces

- Enhancement and aggregation cartridges – transform the collected raw data to transform into useful information
- Distribution cartridges – distribute the records to the downstream billing or operational system.

Services and Support

To ensure that our customers derive the greatest possible value from deploying our OSS solutions, MetaSolv offers a comprehensive suite of complementary services, including professional consulting and integration services, education services, and customer service and support. MetaSolv's services offerings address key concerns for service providers in selecting OSS solutions including ease of implementation, efficiency and integrity of data migration, and quality of training to help customers quickly achieve results.

Professional Consulting and Integration Services. MetaSolv offers extensive experience and expertise in successfully deploying its solutions in every type of multi-vendor, multi-service, and multi-domain network environment. With more than 100 implementations, our highly skilled consultants leverage proven implementation methodologies and best practices to quickly and effectively migrate data from disparate databases, implement solutions, and integrate with existing systems. We partner with major global systems integrators, network equipment manufacturers, and in-house IT departments to help make the MetaSolv software solutions integral components of our customers' overall business processes.

We offer a consulting service "lifecycle" approach, delivering comprehensive support from the earliest phases of implementation through production and beyond, including follow-up evaluations and fine-tuning of deployed processes and systems. A key success factor for our customers is the extensive domain knowledge of our consulting services group. These experts understand how to interface with all types of domains, including our strategic areas of mobile and IP, and they are typically deployed on a regional basis to support our globalization strategy. Our customers benefit from this experience across the typical functions in OSS solutions deployment:

- Implementation and configuration—including deployment and extension of the MetaSolv portfolio, facilitating launch of new customer applications and services
- Integration—including consolidation of data, functions, or OSS processes
- Optimization— including cost reduction and process streamlining
- Growth—including new services and industry consolidation

Our consultants' expertise in establishing enhanced, highly automated business processes enables customers to focus on their core competencies to achieve their goals, rather than on the numerous specific tasks and steps in the software implementation project.

Education Services. MetaSolv's education services program trains customers to derive the full benefit of our OSS software solutions inside their unique business process environments. A key focus of our courseware is to enable users to learn how to fully leverage our software products' rich functionality and capabilities and to ensure they take full advantage of the software benefits and features. MetaSolv provides a variety of instructional courses and workshops to help ensure that our customers have the necessary product knowledge to enable effective configuration and implementation of the product, as well as properly utilize the software in operation. Our courseware uses a modular approach to learning that allows users to focus their education on the most relevant aspects of their business.

Customer Service and Support. MetaSolv's software solutions are critical to the operation of our global service provider customers. Accordingly, our customer service and support operations are available for emergency support twenty-four hours a day, seven days a week, across all global time zones. Because our solutions are important to our customers' business success, our customers demand high quality and timely resolution to issues that arise. MetaSolv has a knowledgeable, multi-site, multilingual Global Customer Care (GCC) team. The GCC staff is not only thoroughly familiar with our products, but also has a detailed understanding of customer environments. The GCC team is dedicated to providing a high degree of customer satisfaction, and uses our extensive engineering resources as appropriate to provide resolution to software issues that are affecting the performance and functionality of our products.

MetaSolv has designed a Global Customer Care program that offers the following levels of support, enabling each customer to select the level that is best tailored to meet their needs and requirements:

Basic Service Offering: This offering is the foundation of our customer care program. Our basic maintenance and technical support services include Help Desk support, technical support, unlimited issue submissions, e-mail, Web and phone access, software upgrades and new releases, enhancement requests, two primary contacts, and emergency software fixes for critical problems. We provide technical support for our products, utilizing the Internet, telephone, and electronic mail to respond to and resolve customers' technical problems. Our automated customer service system tracks each customer's issue through to resolution and also allows the customer to query as to the status of the issue.

As part of the Basic Service Offering, MetaSolv's Global Customer Care provides a shared Customer Care Account Manager (CCAM) who is the customer's advocate in tracking the customer's needs and issues. The CCAM will monitor issue resolution progress, prepare status reports and coordinate delivery of fixes in appropriate software releases.

In addition to our Basic Service Offering, we offer these optional services:

Extended Service Offering: This option is designed for customers with larger, more complex business critical implementations. The Extended Service Offering builds on the Basic Service Offering with all its inclusions, and provides additional enhanced services, including:

- Extended hours of coverage: 24 hours a day, seven days a week for Severity 1 emergency production issues.
- Additional Contacts: two additional customer contacts can log issues and ask questions, bringing the total number to two primary and two secondary contacts.

Premier Service Offering: This offering is designed for customers who need a dedicated technical resource. The Premium Service Offering builds on the Basic Service Offering with all its inclusions, and provides a dedicated technical support analyst who:

- Dedicates his or her time to understanding how the customer uses the software to support his or her business;
- Works all customer incidents through closure;
- Provides customized status reports with scheduled status calls;
- Focuses on the customer to understand his or her business processes;
- Understands how the customer would use new product offering and releases;
- Attends the customer's planning sessions for future releases, upgrades, etc.;
- Conducts proactive site visits as necessary; and
- Accompanies consulting personnel to the customer's site when necessary.

Custom Service Offering: This offering is a custom program adding the exact mix of premium supplementary services to create a support program that maps exactly to each customer's mission-critical support requirements.

The typical software maintenance agreement is a 12-month renewable term.

Sales and Marketing

Sales. We sell our software directly through our worldwide sales force, which has direct representation in North America, South America, Europe, and the Asia Pacific region. We also sell indirectly through our reseller relationships. We focus our sales efforts on established and emerging service providers and large enterprises that manage, offer, or deliver communication services.

Our direct sales force is organized on a named account basis, and includes dedicated account executives as well as technical sales analysts. These direct sales teams establish close relationships with our customers to gather business requirements and understand their business challenges. The sales analyst understands the customer's business priorities, the complexity of their network, and the existing or planned OSS systems requirements. The account executive manages the customer relationship, and in turn acts as the customer advocate within MetaSolv to coordinate all activities and functions in order for MetaSolv to deliver a comprehensive solution to meet the customer's needs.

Sales opportunities are created through multiple avenues, including our extensive knowledge of a customer environment, our ability to propose solutions to address specific needs, responses to Requests for Proposal, or customer responses to strategic marketing programs that generate qualified business leads. Once a qualified opportunity has been identified, it is assigned to a sales executive who leads our engagement with the customer or prospect. The sales team may conduct numerous presentations and demonstrations to the potential customer. In addition, customer visits to our regional offices and the Executive Briefing Center at our corporate headquarters enables us to present our value proposition.

MetaSolv also has reseller agreements with Network Equipment Manufacturers (NEMs) and Systems Integrators (SIs) that complement our direct channels to market. These resellers have the ability to propose MetaSolv products and services directly to prospective customers and obtain a sales margin for doing so. MetaSolv in turn supports the reseller throughout the engagement cycle, providing appropriate technical and commercial support and expertise. MetaSolv plans to develop further reseller channels to market, and we expect these channels to increase our number of customers, expand our geographic range, and to penetrate further into large, existing customer accounts.

Our average sales cycle ranges from several months to over a year, from initial prospect contact to the execution of a formal business agreement.

Marketing. We have a comprehensive set of programs and activities targeted at increasing our overall brand and market awareness, and ultimately generating sales opportunities. We believe we are seen as an established leader in the service fulfillment space, and we selectively use our marketing efforts to strengthen this overall leadership position.

MetaSolv's marketing programs are focused on creating awareness of, and generating interest in, MetaSolv products and services. We engage in a variety of strategic marketing activities, including:

- participating in select industry tradeshows and events;
- establishing and maintaining relationships with recognized industry analysts;

- furthering our corporate messaging and industry leadership by being featured in select trade magazines and publications;
- using our Web presence to communicate our capabilities, our credentials and gain relevant contact information from prospects;
- collaborating with our partners at tradeshows and their specific events; and
- conducting targeted contact campaigns to customers and prospects.

MetaSolv demonstrates active product and technology leadership through participation in industry and technology-based initiatives such as OSS through Java (OSS/J), TeleManagement Forum and Next-Generation OSS (NGOSS). MetaSolv also focuses on a range of joint marketing strategies and programs with key partners in order to extend our existing marketing efforts.

Our product management organization provides direction on target markets and their business requirements. We base our product strategy on an analysis of customer feedback and priorities, market requirements, competitive offerings and projected return on investment. Our product enhancement plans are developed by our product management organization in partnership with our customers, utilizing their communications experience and requirements in conjunction with our market and competitive knowledge. For some products, our customer user group maintains an active enhancement-ranking process, by which these customers continually establish priorities for feature enhancements. In addition, our product managers are active in numerous technology and industry forums. Through these domestic and international forums, we demonstrate both our industry leadership and our willingness to participate in various projects that reinforce our extensive product capabilities to support world-class service fulfillment solutions.

Alliances and Partnerships

In order to further expand our market opportunities across all global regions and all key market segments of the communications industry, MetaSolv develops and maintains strategic relationships with leading global systems integrators, network equipment manufacturers, and complementary independent software vendors.

Systems Integrators. Working in conjunction with MetaSolv consultants, our SI partners provide a range of services to our customers and serve as an important sales channel for our product and services portfolio. We utilize their presence and resources to further the market acceptance and penetration of our comprehensive product portfolio. We also combine our products and services with those of our SI partners, providing complete solutions to specific customer requirements. MetaSolv provides comprehensive training to ensure the SI partner has the requisite skills to deploy MetaSolv products. Our SI partners include large global consulting practices, regional or boutique systems integrators, and internal IT organizations affiliated with service providers. Our SI partners include Accenture, BearingPoint, BT Exact, Cap Gemini, CGI Information Systems, Dimension Data, General Dynamics, Houston Technologies, HP, IBM, Harris Corporation, Kapsch CarrierCom, Logica, Tata Consulting Services, and Wipro Technologies.

Network Equipment Manufacturers. MetaSolv's twofold NEM strategy ensures that we support leading network devices in the marketplace and take full advantage of NEMs as channels to market our products and services. One of our core competencies is our ability to interface to and activate services on elements in service providers' networks. We develop, maintain and establish ongoing relationships with key hardware vendors across all service domains. This enables MetaSolv to provide our customers with solutions that reduce time to deployment and total cost of ownership through our productized approach to network element interfaces.

Network vendors also act as key channels marketing MetaSolv products, and we continue to develop marketing relationships with NEMs where our products are complementary to their offerings. NEM partners include Alcatel, Cisco Systems, Ericsson, Juniper Networks, Nortel Networks, and Siemens AG.

Independent Software Vendors. MetaSolv partners with independent software vendors (ISVs) to offer our customers more complete solutions and to extend our market reach. The focus of MetaSolv's ISV partner program is to offer complementary solutions for those areas that MetaSolv does not address, including: billing, customer relationship management, and fault management. In addition, we have alliances with other application integration vendors that provide commercial interfaces between our software and other third-party software systems, as well as key software infrastructure components. Our partners include Amdocs, BEA, CSG Systems, CoManage, IBM, Micromuse, and Siebel Systems.

Segment Information and Foreign and Domestic Operations

The information set forth in Note 10 to the accompanying consolidated financial statements is incorporated herein by reference.

Research and Development

Teams of business analysts, software architects, development engineers and product managers are responsible for our research and development efforts. We use state of the art software technologies (e.g., XML, Java/J2EE, XSL) in our Research and Development efforts. Our R&D team actively participates in numerous standards bodies and holds leadership positions within both OSS/J and TMW. We use these standards throughout our product suite. We use an industry leading iterative software development process that includes defining end to end customer scenarios, prototyping with customer feedback, planning and documenting deliverables in advance, rigorously adhering to user interface, design and coding standards, and performing significant performance, reliability and functionality testing. By involving all functional groups at various levels within our organization, along with strong collaboration with our customers, this process provides a framework for turning concepts into products that provide compelling value to our customers and enables us to bring these products to market cost effectively. In addition, we have a highly skilled engineering and management team with experience in order processing, service management, and fulfillment solutions to communications systems providers as well as state of the art software technologies and development methodologies (e.g., RUP™ and Extreme programming).

Competition

We believe MetaSolv is viewed as an industry leader in the delivery of complex service fulfillment solutions to global service providers. We believe our solution offerings are competitive and that the following factors contribute to our differentiation in the marketplace:

- the breadth, depth, and flexibility of our software;
- the diversity and skills of our employees worldwide;
- the quality and performance of our products;
- our comprehensive, high-quality global customer service and support;
- our proven ability to implement and integrate solutions;
- the overall value of our software; and
- our extensive worldwide customer base of over 180 global service providers.

We believe we are well positioned to deliver comprehensive ordering, inventory, activation, and mediation solutions to the marketplace. MetaSolv's competitors are categorized into three segments: point-product providers, services-centric firms, and internal information technology (IT) or information systems (IS) organizations. Point-product competitors tend to compete on price points and "best of breed" claims for products and solutions with relatively narrow functionality. Services-centric competitors tend to claim an ability to customize products and solutions, to provide long-term consulting, and in some cases to economize on price through these larger scale or longer-term engagements. Finally, we face competition from internal operations of service providers whose IS or IT groups would prefer to use their internal staff to design or build a custom solution, rather than purchase commercial off-the-shelf software and adapt it to their specific needs. We believe that the differentiating factors listed in the previous paragraph will continue to provide clear and compelling reasons for communications providers to prefer MetaSolv and its products to other competitive offerings. We anticipate continued long-term growth in the communications industry and the entrance of new competitors in the service fulfillment software market, and we expect that the market for our products and services will remain intensely competitive.

Software Protection and Other Proprietary Rights

To establish and protect our intellectual property, we rely on a combination of patent, copyright, trade secret, and trademark laws, as well as confidentiality procedures and contractual restrictions. Our trademarks include MetaSolv Software, the MetaSolv logo, MetaSolv Solution, MetaSolv QuickStart, MetaSolv Framework for Success, MetaSolv Field Operations Portal, MetaSolv Network and Service Planning, and Rapid Results. In addition, MetaSolv® is a federally registered trademark of MetaSolv Software, Inc. To maximize protection of our technology, we have set up a patent protection program. We have filed for patent protection on certain aspects of our software, and we may continue to file patent applications to establish exclusive rights to certain technology we have developed. While we rely on patent, copyright, trade secret, and trademark laws to protect our intellectual property, we believe that the technical and creative skills of our employees, frequent product enhancements and improved product quality are greater factors in maintaining a technology leadership position. In addition to intellectual property that we own, we also license certain intellectual property from third parties that is integrated with our software and used to perform key functions. There can be no assurance that in the future these third party licenses will continue to be available to us on commercially reasonable terms or at all.

We generally enter into confidentiality and/or license agreements with our employees, partners, and customers, and generally control access to and distribution of our software, documentation and other proprietary information. We license, rather than sell our software and require our customers to enter into license agreements that restrict the use of our software.

We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. If third parties infringe on or misappropriate our copyrights, trademarks, trade secrets or other proprietary information, our business could be seriously harmed. In addition, although we believe that our proprietary rights (including those we license from third parties) do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Claims against us, either successful or unsuccessful, could result in significant legal and other costs and may be a distraction to management. While we have primarily focused on intellectual property protection within the United States, we have expanded that scope to selected international markets. Protection of intellectual property outside of the United States will sometimes require additional filings with local patent, trademark, or copyright offices, as well as the implementation of contractual or license terms different from those used in the United States. Protection of intellectual property in many foreign countries is weaker and less reliable than in the United States. As our business expands into foreign countries, costs and risks associated with protecting our intellectual property abroad will increase.

Available Information

MetaSolv's Internet address is www.metasolv.com. We make available free of charge through our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Executive Officers

Our executive officers and their ages as of December 31, 2004, are as follows:

Name	Age	Position
T. Curtis Holmes, Jr.	42	President and Chief Executive Officer
Glenn A. Etherington	50	Chief Financial Officer
Jonathan K. Hustis	49	Executive Vice President-Legal, General Counsel and Corporate Secretary
Michael J. Cullen	45	Executive Vice President—Engineering
Sam L. Kelley	45	Executive Vice President—Services
Philip C. Thrasher	45	Executive Vice President—Sales—Americas and Asia Pacific
Anthony Finbow	41	Managing Director—EMEA

T. Curtis Holmes, Jr. has served as our President and Chief Executive Officer since August 2003. He served as President and Chief Operating Officer from January 2001 to July 2003. He has served as a director since May 2001. From December 1996 to December 2000, Mr. Holmes served as Vice President and General Manager of the Intelligent Network Unit of Lucent Technologies, Inc., where his responsibilities included strategic planning, product marketing, product management, and development and deployment of enhanced services applications. From July 1994 to December 1996, Mr. Holmes served as Applications Group Director for Operations Support Systems for Lucent Technologies/AT&T Network Systems.

Glenn A. Etherington has served as our Chief Financial Officer since May 1999. Mr. Etherington held various senior management positions at Brite Voice Systems, a provider of enhanced communications products and interactive information systems, from August 1988 to May 1999. He was Chief Financial Officer from August 1988 to May 1999, Treasurer from August 1988 to May 1993 and Secretary from May 1993 to May 1999.

Jonathan K. Hustis has served as our Executive Vice President—Legal since January 2004. He has served as our General Counsel and Corporate Secretary since April 1997. He was our Vice President—Business Services from August 1998 to January 2004. Mr. Hustis was at Texas Instruments where he worked in its Corporate Finance Group from November 1995 to April 1997 and as Manager—Business Services in its Information Technology Group (Advanced Information Management and Enterprise Solutions divisions) from September 1989 to November 1995.

Michael J. Cullen has served as our Executive Vice President—Engineering since May 2001. From October 1997 to May 2001, Mr. Cullen served as Director of Engineering within the Intelligent Network Unit of Lucent Technologies, Inc., where his responsibilities included planning, development and support of the provisioning and service creation product lines within the Intelligent Network Unit. From February 1991 to October 1997, Mr. Cullen served as technical manager within Lucent Technologies/AT&T Network Systems Operations Support Systems.

Sam L. Kelley has served as our Executive Vice President—Services since July 2001. From June 2000 to April 2001, Mr. Kelley was the Chief Operating Officer of Akili Systems Group, a developer of industry-based solutions for the communications, utilities, financial services and energy industries. Mr. Kelley was at IBM Global Services where he worked as Director, Managing Principal—Business Innovation Services from January 2000 to June 2000 and as Director, Managing Principal—Integration Services from January 1997 to December 1999. Mr. Kelley serves as a director of Geniant, Inc., a privately held professional services company. Effective March 11, 2005, Mr. Kelley will become our Executive Vice President—Program Management, an executive and not an officer position, and will no longer serve as Executive Vice President—Services.

Philip C. Thrasher has served as our Executive Vice President of Sales—Americas and Asia Pacific—since February 2002. From July 2000 to January 2002, Mr. Thrasher was an executive in the eBusiness and Service Commerce Portfolios at Nortel Networks, serving from July 2001 to January 2002 as Senior Vice President, Sales and Marketing. From June 1998 to June 2000, Mr. Thrasher was an executive officer with Architel Systems Corporation. His last position at Architel was Senior Vice President Telecom Solutions-Americas where he was responsible for the Sales, Alliances, and Professional Services Organizations.

Anthony C. Finbow has served as our Managing Director – EMEA (Europe, Middle East, and Africa) since February 2003. Prior to MetaSolv's acquisition of Orchestream Holdings plc in February 2003, and beginning in December 2000, Mr. Finbow served in various capacities at Orchestream Holdings plc, including Senior Vice President of Business Development from December 2000 to February 2002, Secretary and Chief Financial Officer from February 2002 to February 2003, Chief Executive Officer from May 2002 to February 2003, and as a member of its Board of Directors from February 2002 to February 2003. From May 1998 to December 2000, Mr. Finbow served as a Director at Hypovereinsbank in London.

Employees

We believe that our growth and success is attributable in large part to our employees and an experienced management team, many members of which have years of industry experience in developing, implementing, marketing and selling software applications critical to business operations. We maintain a strong corporate culture and reinforce it by providing our employees an extensive orientation program to learn our technology, the industry we serve, and our corporate values. We intend to encourage continuous learning and promoting our culture and believe such efforts provide us with a sustainable competitive advantage. We offer a work environment that enables employees to make meaningful contributions, as well as incentive programs designed to motivate and reward our employees. None of our employees is represented by an organized labor union nor have we experienced any work stoppages. As of December 31, 2004, we had 487 full-time employees, and contracted for approximately 73 additional full-time equivalent staff.

Factors That May Affect Future Results

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section describes risks and uncertainties that we believe may adversely affect our business, financial conditions or results of operations. There are additional risks and uncertainties that we do not presently know about, or that we currently view as immaterial, that may also impair our business operations. This report is qualified in its entirety by these risks. You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, they could materially harm our business, financial condition, or results of operations. In that case, the trading price of our common stock could decline.

OUR QUARTERLY OPERATING RESULTS CAN VARY SIGNIFICANTLY AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

Our quarterly operating results can vary significantly and are difficult to predict. As a result, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is likely that in certain quarters our operating results will be below the expectations of public market analysts or investors. In such an event, the market price of our common stock may decline significantly. A number of factors are likely to cause our quarterly results to vary, including:

- The overall level of demand for communications services by consumers and businesses and its effect on demand for our products and services by our customers;
- Our customers' willingness to buy, rather than build, order management, inventory management, service activation, and network mediation software;
- The timing of individual software orders, particularly those of our major customers involving large license fees that would materially affect our revenue in a given quarter;

- The timing of software maintenance agreement renewals and related payments, which could impact our ability to recognize a portion of maintenance support revenues in a given quarter;
- The introduction of new communications services and our ability to react quickly compared to our competitors;
- Our ability to manage costs of operating the business;
- The utilization rate of our professional services employees and the extent to which we use third party subcontractors to provide consulting services;
- Costs related to possible acquisitions of other businesses;
- Our ability to collect outstanding accounts receivable;
- Innovation and introduction of new technologies, products and services in the communications and information technology industries;
- A requirement that we defer recognition of revenue for a significant period of time after entering into a contract due to undelivered products, extended payment terms, or product acceptance;
- The occasional sale of large pass-through licenses or sublicenses for software provided by third parties, where MetaSolv may incur a substantial license fee that decreases margins on license revenues for the period; and
- Changes in service and license revenues as a percentage of total revenues, as license revenues typically have a higher gross margin than service revenues.

We forecast the volume and timing of orders for our operational planning, but these forecasts are based on many factors and subjective judgments, and we cannot assure their accuracy. We have hired and trained a large number of personnel in core areas, including product development and professional services, based on our forecast of future revenues. As a result, significant portions of our operating expenses are fixed in the short term. Therefore, failure to generate revenues according to our expectations in a particular quarter could have an immediate negative effect on results for that quarter.

Our quarterly revenues are dependent, in part, upon orders booked and delivered during that quarter. We expect that our sales will continue to involve large financial commitments from a relatively small number of customers. As a result, the cancellation, deferral, or failure to complete the sale of even a small number of licenses for our products and related services may cause our revenues to fall below expectations. Accordingly, delays in the completion of sales near the end of a quarter could cause quarterly revenues to fall substantially short of anticipated levels. Significant sales may also occur earlier than expected, which could cause operating results for later quarters to compare unfavorably with operating results from earlier quarters.

Some contracts for software licenses may not qualify for revenue recognition upon product delivery. Revenue may be deferred when there are significant elements required under the contract that have not been completed, there are express conditions relating to product acceptance, there are deferred payment terms, or when collection is not considered probable. A higher concentration of orders from large telecom service providers, and larger more complex agreements, may increase the frequency and amount of these deferrals. With these uncertainties we may not be able to predict accurately when revenue from these contracts will be recognized.

THE COMMUNICATIONS MARKET IS CHANGING RAPIDLY, AND FAILURE TO ANTICIPATE AND REACT TO THE RAPID CHANGE COULD RESULT IN LOSS OF CUSTOMERS OR UNPRODUCTIVE EXPENDITURES.

Over the last decade, the market for communications products and services has been characterized by rapid technological developments, evolving industry standards, dramatic changes in the regulatory environment, emerging companies, bankruptcy filings by many new entrants, changes in spending patterns, and frequent new product and service introductions. Our future success depends largely on our ability to enhance our existing products and services and to introduce new products and services that are capable of adapting to changing technologies, industry standards, regulatory changes, and customer spending patterns and preferences. If we are unable to successfully respond to these changes or do not respond in a timely or cost-effective way, our sales could decline and our costs for developing competitive products could increase.

New technologies, services, industry standards, or spending patterns could require significant changes in our business model, development of new products or provision of additional services. New products and services may be expensive to develop and may result in our encountering new competitors in the marketplace. Furthermore, if the overall market for our software grows more slowly than we anticipate, or if our products and services fail in any respect to achieve market acceptance, our revenues would be lower than we anticipate and operating results and financial condition could be materially adversely affected.

THE COMMUNICATIONS INDUSTRY IS EXPERIENCING CONSOLIDATION, WHICH MAY REDUCE THE NUMBER OF POTENTIAL CUSTOMERS FOR OUR SOFTWARE.

The communications industry has experienced significant consolidation. In the future, there may be fewer potential customers requiring operations support systems and related services, increasing the level of competition in the industry. In addition, larger communications companies generally have stronger purchasing power, which could create pressure on the prices we charge and the margins we realize. These companies are also striving to streamline their operations by combining different communications systems and the related operations support systems into one system, reducing the number of vendors needed. Although we have sought to address this situation by continuing to market our products and services to new customers and by working with existing customers to provide products and services that they need to remain competitive, we cannot be certain that we will not lose customers as a result of industry consolidation.

OUR CUSTOMERS' FINANCIAL WEAKNESS OR THEIR INABILITY TO OBTAIN FINANCING MAY LEAD TO LOWER SALES AND DECREASED PROFITABILITY.

Some of our customers are small to medium sized competitive communications service providers with limited operating histories. Some of these customers are not profitable and dependent on private sources of capital to fund their operations, and many competitive communications service providers are currently unable to obtain sufficient funds to continue expansion of their businesses. At the same time, many communications companies are encountering significant difficulties in achieving their business plans and financial projections. During the last three years, several of our customers ceased their business operations, and a significant number initiated bankruptcy proceedings. The downturn in the communications industry and the inability of many communications companies to raise capital have resulted in a decrease in the number of potential customers that are capable of purchasing our software, a delay by some of our existing customers in purchasing additional products, decreases in our customers' operating budgets relating to our software maintenance services, delays in payments by existing customers, or failure to pay for our products. If our customers are unable to obtain adequate financing, sales of our software could suffer. If we fail to increase revenue related to our software, our operating results and financial condition would be adversely affected. In addition, adverse market conditions and limitations on the ability of our current customers to obtain adequate financing could adversely affect our ability to collect outstanding accounts receivable resulting in increased bad debt losses and a decrease in our overall profitability. Decreases in our customers' operating budgets relating to software maintenance services could adversely affect our maintenance revenues and profitability. Any of our current customers who cease to be viable business operations would no longer be a source of maintenance revenue, or revenue from sales of additional software or services products, and this could adversely affect our financial results.

We Rely on a Limited Number of Customers for a Significant Portion of Our Revenues.

A significant portion of revenues each quarter is derived from a relatively small number of large sales. As consolidation in the communications industry continues, our reliance on a limited number of customers for a significant portion of our revenues may increase. The amount of revenue we derive from a specific customer is likely to vary from period to period, and a major customer in one period may not produce significant additional revenue in a subsequent period. During 2004 and 2003, our top ten customers accounted for 44% of our total revenues. To the extent that any major customer terminates its relationship with us, or that we are unable to consummate one or more substantial sales, our revenues could be adversely affected.

Competition from Larger, Better Capitalized or Emerging Competitors for the Communications Products and Services that We Offer Could Result in Price Reductions, Reduced Gross Margins and Loss of Market Share.

Competition in our markets is intense and involves rapidly changing technologies and customer requirements, as well as evolving industry standards and frequent product introductions. Competitors vary in size and scope of products and services offered. We encounter direct competition from several product and service vendors. Additionally, we compete with OSS solutions sold by large equipment vendors. We also compete with systems integrators and with the information technology departments of large communications service providers. Finally, we are aware of communications service providers, software developers, and smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services intended to compete with ours. We anticipate continued long-term growth in the communications industry and the entrance of new competitors in the order processing, inventory management and fulfillment software markets, and we expect that the market for our products and services will remain intensely competitive.

If the Internet or Broadband Communication Services Growth Slows, Demand for Our Products May Fall.

Our success depends heavily on the continued acceptance of the Internet as a medium of commerce and communication, and the growth of broadband communication services. The growth of the Internet has driven changes in the public communication network and has given rise to the growth of the next-generation service providers who are our customers. If use of the Internet or broadband communication services does not continue to grow or grows more slowly than expected, the market for software that manages communication over the Internet may not develop and our sales would be adversely affected. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure, slow development of technologies, insufficient commercial support and security or privacy concerns. The Internet infrastructure may not be able to support the demands placed on it by increased usage and bandwidth requirements. In addition, delays in the development or adoption of new standards and protocols or increased government regulation, could cause the Internet to lose its viability as a commercial medium. Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, we may incur substantial expense adapting our solutions to changing or emerging technologies.

Changes in Communications Regulations Could Adversely Affect Our Customers and May Lead to Lower Sales.

Our customers are subject to extensive regulation as communications service providers. Changes in legislation or regulations that adversely affect our existing and potential customers could lead them to spend less on our software, which would reduce our revenues and could seriously affect our business and financial condition.

IF WE FAIL TO ACCURATELY ESTIMATE THE RESOURCES NECESSARY TO COMPLETE ANY FIXED-PRICE CONTRACT, IF WE FAIL TO MEET OUR PERFORMANCE OBLIGATIONS, OR IF WE FAIL TO ANTICIPATE COSTS ASSOCIATED WITH PARTICULAR SALES OR SUPPORT CONTRACTS, WE MAY BE REQUIRED TO ABSORB COST OVERRUNS AND WE MAY SUFFER LOSSES ON PROJECTS.

In addition to time and materials contracts, we have periodically entered into fixed-price contracts for software implementation, and we may do so in the future. These fixed-price contracts involve risks because they require us to absorb possible cost overruns. Our failure to accurately estimate the resources required for a project or our failure to complete our contractual obligations in a manner consistent with the project plan would likely cause us to have lower margins or to suffer a loss on such a project, which would negatively impact our operating results. Also, in some instances our sales and support contracts may require us to provide software functionality that we have procured from third party vendors. The cost of this third party functionality may impact our margins, and we could fail to accurately anticipate or manage these costs. On occasion we have been asked or required to commit unanticipated additional resources or funds to complete projects or fulfill sales and support contracts.

IN ORDER TO GENERATE INCREASED REVENUE, WE NEED TO EXPAND OUR SALES AND DISTRIBUTION CAPABILITIES.

We must expand our direct and indirect sales operations to increase market awareness of our products and to generate increased revenues. We cannot be certain that we will be successful in these efforts. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. New hires will require training and take time to achieve full productivity. We cannot be certain that our recent hires will become as productive as necessary or that we will be able to hire enough qualified individuals in the future. As the communications service provider market consolidates, there may be an increased tendency on the part of the remaining service providers to purchase through large systems integrators and third-party resellers. We are working to expand our relationships with systems integrators and other partners to expand our indirect sales channels. Failure to expand these sales channels could adversely affect our revenues and operating results. In addition, we will need to manage potential conflicts between our direct sales force and third party reselling efforts.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL COULD AFFECT OUR ABILITY TO COMPETE.

We believe that our success will depend on the continued employment of our senior management team and key technical personnel. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining business contacts with our customers. Our senior management team and key technical personnel would be very difficult to replace and the loss of any of these key employees could seriously harm our business.

WE DEPEND ON SUBCONTRACTED OFFSHORE PRODUCT DEVELOPMENT AND CONSULTING RESOURCES, WHICH INTRODUCES RISKS RELATED TO OUR COST STRUCTURE, INTELLECTUAL PROPERTY, AND RESOURCE AVAILABILITY.

We have increased our development investment in service activation products and lowered development expense in certain products by contracting with offshore development resources, and are also working to expand our availability of consulting and training resources through alliances with these subcontractors. We believe that our success will depend in part on our ability to continue, expand and manage the use of offshore subcontracting resources in these and other respects. There are certain risks entailed in these practices, including but not limited to: those described under the topic of international operations below; the continued availability of these resources is not assured; the potential for migration of some expertise to a contractor outside of our organization; and our policies relating to development and protection of intellectual property rights may be harder or not possible to institute, manage or enforce in a subcontractor organization.

Our Ability to Attract, Train and Retain Qualified Employees is Crucial to Our Results of Operations and Future Growth.

As a company focused on the development, sale and delivery of software products and related services, our personnel are our most valued assets. Our future success depends in large part on our ability to hire, train and retain software developers, systems architects, project managers, communications business process experts, systems analysts, trainers, writers, consultants, and sales and marketing professionals of various experience levels. Competition for skilled personnel is intense. Any inability to hire, train and retain a sufficient number of qualified employees could hinder the growth of our business.

Our Future Success Depends on Our Continued Use of Strategic Relationships to Implement and Sell our Products.

We have entered into relationships with third party systems integrators and hardware platform and software applications developers. We rely on these third parties to assist our customers and to lend expertise in large scale, multi-system implementation and integration projects, including overall program management and development of custom interfaces for our products. Should these third parties go out of business or choose not to provide these services, we may be forced to develop those capabilities internally, incurring significant expense and adversely affecting our operating margins.

The Expansion of Our Products With New Functionality and to New Customer Markets May Be Difficult and Costly.

We plan to invest significant resources and management attention to expanding our products by adding new functionality and to expanding our customer base by targeting customers in markets that we have not previously served. We cannot be sure that expanding the footprint of our products or selling our products into new markets will generate acceptable financial results due to uncertainties inherent in entering new markets and in our ability to execute our plans. Costs associated with our product and market expansions may be more costly than we anticipate, and demand for our new products and in new customer markets may be lower than we expect.

For Some of Our Products We Rely On Software and Other Intellectual Property That We Have Licensed From Third Party Developers to Perform Key Functions.

Some of our products contain software and other intellectual property that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. We could lose the right to use this software and intellectual property or it could be made available to us only on commercially unreasonable terms. We could fail to accurately recognize or anticipate the impact of the costs of procuring this third party intellectual property. Although we believe that alternative software and intellectual property is available from other third party suppliers, the loss of or inability to maintain any of these licenses or the inability of the third parties to enhance in a timely and cost-effective manner their products in response to changing customer needs, industry standards or technological developments could result in delays or reductions in product shipments by us until equivalent software could be developed internally or identified, licensed and integrated, which would harm our business.

Our International Operations May Be Difficult And Costly.

We intend to continue to devote significant management and financial resources to our international operations. In particular, we will have to continue to attract experienced management, technical, sales, marketing and support personnel for our international offices. Competition for skilled people in these areas is intense and we may be unable to attract qualified staff. International expansion may be more difficult or take longer than we anticipate, especially due to cultural differences, language barriers, and currency exchange risks. Additionally, communications infrastructure in foreign countries may be different from the communications infrastructure in the United States.

Moreover, international operations are subject to a variety of additional risks that could adversely affect our operating results and financial condition. These risks include the following:

- Longer payment cycles and problems in collecting accounts receivable;
- The impact of recessions in economies outside the United States;
- Unexpected changes in regulatory requirements;
- Variable and changing communications industry regulations;
- Trade barriers and barriers to foreign investment, in some cases specifically applicable to the communications industry;
- Barriers to the repatriation of capital or profits;
- Political instability or changes in government policy;
- Restrictions on the import and export of certain technologies;
- Lower protection for intellectual property rights;
- Seasonal reductions in business activity during the summer months, particularly in Europe;
- Potentially adverse tax consequences;
- Increases in tariffs, duties, price controls or other restrictions on foreign currencies;
- Requirements for a locally domiciled business entity; and
- Regional variations in adoption and growth of new technologies served by our products;

WE HAVE ACQUIRED OTHER BUSINESSES AND WE MAY MAKE ADDITIONAL ACQUISITIONS OR ENGAGE IN JOINT BUSINESS VENTURES THAT COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS.

We have acquired other businesses and may make additional acquisitions, or engage in joint business ventures in the future that may be difficult to integrate, disrupt our business, dilute stockholder value, complicate our management tasks and affect our operating results. In February 2002 we completed the acquisition of certain OSS assets from Nortel Networks that added service activation and other products to our product portfolio, and in February 2003 we completed the acquisition of Orchestream Holdings plc, a manufacturer of IP network management software located in the United Kingdom. Acquisitions and investments in businesses involve significant risks, and our failure to successfully manage acquisitions or joint business ventures could seriously harm our business. Our past acquisitions and potential future acquisitions or joint business ventures create numerous risks and uncertainties including:

- Risk that the industry may develop in a different direction than anticipated and that the technologies we acquire will not prove to be those needed to be successful in the industry;
- Potential difficulties in completing in process research and development projects;
- Difficulty integrating new or acquired products and business operations in an efficient and effective manner;
- Risk that we have inaccurately evaluated or forecasted the benefits, opportunities, liabilities, or costs of the acquired businesses;
- Risk of our customers or customers of the acquired businesses deferring purchase decisions as they evaluate the impact of the acquisition on our future product strategy;
- Risk that we may not properly determine or account for risks and benefits under acquired customer contracts;

- Potential loss of key employees of the acquired businesses;
- Risk of diverting the attention of senior management from the operation of our business;
- Risk of entering new markets in which we have limited experience;
- Risk of increased costs related to expansion and compensation of indirect sales channels;
- Difficulty in integrating our internal controls and procedures with acquired businesses and joint ventures;
- Risk of increased costs related to royalties for third party products that may be included with our own software products and services; and
- Future revenues and profits from acquisitions and investments may fail to achieve expectations.

Our inability to successfully integrate acquisitions or to otherwise manage business growth effectively could have a material adverse effect on our results of operations and financial condition. Also, our existing stockholders may be diluted if we finance the acquisitions by issuing equity securities.

FUTURE SALES OF OUR COMMON STOCK WOULD BE DILUTIVE TO OUR STOCKHOLDERS AND COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

We cannot predict the effect, if any, those future sales of our common stock by us, or the availability of shares of our common stock for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for common stock.

OUR FAILURE TO MEET CUSTOMER EXPECTATIONS OR DELIVER ERROR-FREE SOFTWARE COULD RESULT IN LOSSES AND NEGATIVE PUBLICITY.

The complexity of our products and the potential for undetected software errors increase the risk of claims and claim-related costs. Due to the mission-critical nature of network resources, management and fulfillment software, undetected software errors are of particular concern. The implementation of our products, which we accomplish through our professional services division and with our partners, typically involves working with sophisticated software, computing and communications systems. If our software contains undetected errors or we fail to meet our customers' expectations or project milestones in a timely manner, we could experience:

- Delayed or lost revenues and market share due to adverse customer reaction;
- Loss of existing customers;
- Negative publicity regarding us and our products, which could adversely affect our ability to attract new customers;
- Expenses associated with providing additional products and customer support, engineering and other resources to a customer at a reduced charge or at no charge;
- Claims for substantial damages against us, regardless of our responsibility for any failure;
- Increased insurance costs; and
- Diversion of development and management time and resources.

Our licenses with customers generally contain provisions designed to limit our exposure to potential claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements usually cap the amounts recoverable for damages to the amounts paid by the licensee to us for the product or services giving rise to the damages. However, we cannot be sure that these contractual provisions will protect us from additional liability. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could adversely affect our operating results and financial condition.

Our Limited Ability to Protect Our Proprietary Technology May Adversely Affect Our Ability to Compete, and We May Be Found to Infringe on the Proprietary Rights of Others.

Our success depends in part on our proprietary software technology. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our technology. We cannot guarantee that the steps we have taken to assess and protect our proprietary rights will be adequate to deter misappropriation of our intellectual property, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. If third parties infringe or misappropriate our copyrights, trademarks, trade secrets or other proprietary information, our business could be seriously harmed. In addition, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. These risks may be increased by the addition of intellectual property assets through business or product acquisitions. Claims against us, either successful or unsuccessful, could result in significant legal and other costs and may be a distraction to management. We currently focus on intellectual property protection within the United States. These risks may also be increased by our use or others' use with our products of software made available under open source software licenses, the terms of which may be subject to varying or commercially unfavorable interpretations, and the enforcement and application of which have not been extensively tested or settled in applicable judicial systems. Protection of intellectual property outside of the United States will sometimes require additional filings with local patent, trademark, or copyright offices, as well as the implementation of contractual or license terms different from those used in the United States. Protection of intellectual property in many foreign countries is weaker and less reliable than in the United States. As our business expands into foreign countries, costs and risks associated with protecting our intellectual property abroad will increase. We also may choose to forgo the costs and related benefits of certain intellectual property benefits in some of these jurisdictions.

Our Stock Price Has Been and May Remain Volatile, Which Exposes Us to the Risk of Securities Litigation.

The trading price of our common stock has in the past and may in the future be subject to wide fluctuations in response to factors such as the following:

- Revenues or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
- Announcements of technological innovations by us or our competitors;
- Acquisitions of new products or significant customers or other significant transactions by us or our competitors;
- Developments with respect to our patents, copyrights or other proprietary rights or those of our competitors;
- Changes in recommendations or financial estimates by securities analysts;
- Rumors or dissemination of false and/or unofficial information;
- Changes in management;
- Stock transactions by our management or businesses with whom we have a relationship;

- Conditions and trends in the software and communications industries;
- Adoption of new accounting standards affecting the software industry; and
- General market conditions, including geopolitical events.

Fluctuations in the price of our common stock may expose us to the risk of securities lawsuits. Defending against such lawsuits could result in substantial costs and divert management's attention and resources. In addition, any settlement or adverse determination of these lawsuits could subject us to significant liabilities.

IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, WE MAY NOT BE ABLE TO DETECT FRAUD OR REPORT OUR FINANCIAL RESULTS ACCURATELY, WHICH COULD HARM OUR BUSINESS.

Effective internal controls support our provision of reliable financial reports, as well as prevention and detection of fraud. We review and evaluate our internal controls systems periodically, to determine their effectiveness and identify potential areas of improvement. These evaluations and reports may indicate that enhancements or changes to these systems of internal controls are advisable. Furthermore, we may from time to time acquire businesses which have limited infrastructure and systems of internal controls. Assessing internal controls, making needed changes, and keeping internal controls processes effective is costly and consumes significant management time, especially with newly acquired entities. Even the best internal control systems are based in part on assessments of probability, and can give reasonable but not complete assurance that the system is working successfully. Given the inherent limitations of control systems, there can be no assurance that any design will achieve its stated goals under all potential future conditions. If we do not implement and maintain an effective system of internal controls or prevent fraud, we may incur losses or be subject to costly litigation. In those cases investors could lose confidence in our financial reporting. Our reputation and our operating results could be harmed, which could lower the trading price of our common stock.

PROVISIONS OF OUR CHARTER DOCUMENTS, DELAWARE LAW AND OUR STOCKHOLDER RIGHTS PLAN COULD DISCOURAGE A TAKEOVER YOU MAY CONSIDER FAVORABLE OR THE REMOVAL OF OUR CURRENT MANAGEMENT.

Some provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that you may consider favorable or the removal of our current management. These provisions:

- Authorize the issuance of "blank check" preferred stock;
- Provide for a classified board of directors with staggered, three-year terms;
- Prohibit cumulative voting in the election of directors;
- Prohibit our stockholders from acting by written consent without the approval of our board of directors;
- Limit the persons who may call special meetings of stockholders; and
- Establish advance notice requirements for nominations for election to the board of directors or for proposing matters to be approved by stockholders at stockholder meetings.

Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. In addition, purchase rights distributed under our stockholder rights plan will cause substantial dilution to any person or group attempting to acquire us without conditioning the offer on our redemption of the rights. As a result, our stock price may decrease and you might not receive a change of control premium over the then-current market price of the common stock.

ITEM 2. PROPERTIES

The address of our headquarters is 5556 Tennyson Parkway, Plano, Texas 75024, and our telephone number at that address is (972) 403-8300. We lease two buildings in an office park in Plano, Texas, that total approximately 152,000 square feet. One of these buildings is used as our headquarters under a lease that expires in 2010. The other building, with approximately 52,000 square feet, has been vacated and approximately 42,000 square feet have been subleased through the end of our lease term. In addition, we lease facilities and offices in Denver, Colorado; McLean, Virginia; Kanata and Toronto, Ontario, Canada; Kensington Village, London, England; Rio de Janeiro, Brazil; Sophia Antipolis, France; Madrid, Spain; Rome, Italy; and Munich, Germany. Lease terms for all our locations expire at various times through 2010.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No information is required in response to this Item, as no matter was submitted to a vote of our security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on The NASDAQ Stock Market (NASDAQ) under the symbol MSLV. Prices per share reflected in the following table represent the range of high and low sales prices reported by The NASDAQ Stock Market for the quarters indicated.

	Fiscal 2004		Fiscal 2003	
	High	Low	High	Low
March 31	$3.65	$2.25	$1.71	$1.16
June 30	3.45	2.37	2.50	1.25
September 30	3.17	2.00	2.89	1.85
December 31	2.72	1.99	2.57	1.85

We have not paid cash dividends on our common stock, and do not plan to pay cash dividends to our stockholders in the near future. We are not bound by any contractual terms that prohibit or restrict the payment of dividends; however, we presently intend to retain our earnings to finance the future growth of the business.

As of February 22, 2005, we had approximately 5,800 beneficial stockholders, including approximately 150 stockholders of record. On that date, the closing price of our common stock on NASDAQ was $2.57 per share.

ITEM 6. SELECTED FINANCIAL DATA

The following table contains certain selected financial data that should be read in conjunction with our consolidated financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. The selected consolidated financial data for the years presented has been derived from our audited financial statements (in thousands, except per share data).

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Consolidated Statement of Operations Data:					
Total revenues	$ 81,161	$ 79,506	$ 91,204	$121,274	$137,674
Gross profit	46,534	38,592	38,806	87,945	93,140
Operating expenses	61,739	82,191	121,324	84,974	74,752
Purchased in process research and development	—	1,781	4,060	2,940	—
Restructuring and other costs	4,500	8,558	12,126	3,142	—
Goodwill impairment	—	2,227	28,742	—	—
Income (loss) from operations	(15,205)	(43,599)	(82,518)	2,971	18,388
Net income (loss)	$(15,987)	$(56,610)	$ (66,794)	$ 2,717	$ 16,043
Net income (loss) per share of common stock:					
Basic	$ (0.40)	$ (1.48)	$ (1.77)	$ 0.07	$ 0.45
Diluted	$ (0.40)	$ (1.48)	$ (1.77)	$ 0.07	$ 0.40
Consolidated Balance Sheet Data:					
Cash, cash equivalents and restricted cash	$ 11,858	$ 17,870	$ 40,779	$ 80,658	$ 93,695
Working capital	20,575	21,996	64,886	131,567	129,579
Total assets	62,766	80,316	139,406	189,218	198,699
Total current liabilities	31,774	36,619	40,385	27,657	49,474
Total stockholders' equity	$ 30,992	$ 43,697	$ 99,021	$161,173	$148,950

	Quarter Ended			
	December 31,	September 30,	June 30,	March 31,
Unaudited Quarterly Consolidated Financial Data:				
2004:				
Total revenues	$ 21,498	$20,196	$19,902	$ 19,565
Gross profit	12,257	10,902	12,180	11,195
Operating expenses	14,142	12,976	16,965	17,656
Restructuring and other costs	(396)	—	2,748	2,148
Loss from operations	(1,885)	(2,074)	(4,785)	(6,461)
Net loss	$ (2,441)	$ (2,376)	$ (4,748)	$ (6,422)
Net loss per share of common stock:				
Basic and diluted	$ (.06)	$ (.06)	$ (0.12)	$ (0.17)
2003:				
Total revenues	$ 19,422	$17,126	$21,833	$ 21,125
Gross profit	8,996	7,552	11,357	10,687
Operating expenses	20,603	16,953	21,047	23,588
Purchased in process research and development	—	—	141	1,640
Restructuring and other costs	5,573	—	1,658	1,327
Goodwill impairment	—	—	—	2,227
Loss from operations	(11,607)	(9,401)	(9,690)	(12,901)
Net loss	$(27,998)	$ (9,354)	$ (9,406)	$ (9,852)
Net loss per share of common stock:				
Basic and diluted	$ (.73)	$ (.24)	$ (.25)	$ (.26)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading global provider of operations support systems (OSS) software solutions that help communications service providers manage their networks and services. Our order management, inventory management, service activation and network mediation products and services automate service providers' business processes across network planning and engineering, operations and customer care. Our customers successfully use MetaSolv products to introduce new services more easily, reduce service delivery times, reduce operating expenses, and optimize return on capital expenditures. All of our revenues come from the sale of software licenses, related professional services, and support of our software.

Our business was founded in 1992, and soon afterward we began to build order-processing software to help service providers needing to connect local telephone service networks with long distance service networks. By 1999, the year we became a publicly held company, we had evolved into a leading provider of order processing, management and fulfillment software for service providers offering voice and data communications services over both traditional communications networks and internet-based networks. During that period our customer base was largely composed of competitive local exchange companies in the United States. The communications market downturn in 2000 through 2001 saw the departure of many of these customers from the marketplace, as funding for competitive local exchange carriers declined severely. In 2002 and 2003, we extended our product portfolio to include service activation products, through successive acquisitions of Nortel Network's Service Commerce Division (2002), and Orchestream Holdings, plc (2003). These acquisitions also provided MetaSolv with a significant worldwide expansion of our customer base, operations capabilities and staff of skilled, experienced employees. We have continued that expansion with organic operating growth in 2004. Today we have offices in 11 locations around the world, serving over 180 customers in over 40 countries, and are internationally recognized as a global leader in OSS software for next-generation communications service providers.

MetaSolv's acquisitions of new products, customers and personnel, have been key factors that resulted in significant increases in our operating costs as a percentage of revenue during periods when revenue from certain products was declining during 2002 and 2003. The difficult market environment along with these acquisitions necessitated that we rationalize our product offerings and reduce staffing levels in order to realize expected cost synergies and to bring our cost structure to a sustainable level. Our restructuring activities during 2003 and early 2004 allowed us to reduce our operating expenses by approximately $15 million annually, which we believe will contribute to lowering our costs as a percentage of revenues.

The environment for marketing OSS software solutions to communications service providers remains challenging, as many telecommunications companies have reduced their operating costs and capital expenditures to cope with the depressed economic state of their industry that experienced a precipitous downturn that began in late 2000. During 2004 we began to experience modest improvement in order activity, interest in our products, revenues and reduced operating losses.

We expect the trends that will drive increasing demand for our products and services will include an increasing worldwide use of converged, multi-service IP-based infrastructure for both mobile and fixed environments, and an overall growing demand for voice and data services. We have invested significantly in research and development of our products, particularly in the areas of network resource management and service activation capabilities, in order to meet the requirements of our customers and be well positioned for future growth.

We believe our product portfolio, our customer base, our people, and our continued investment and focus on network resource management, service activation and network mediation has positioned us well to provide end to end service fulfillment capabilities to both leading and emerging communications service providers around the world.

CRITICAL ACCOUNTING POLICIES

We prepare financial statements and related disclosures in conformity with accounting principles generally accepted in the United States. This requires management to make judgments, assumptions and estimates that affect significantly the amounts reported in the financial statements and accompanying notes. For example, estimates are used in the accounting for the allowance for doubtful accounts, contingencies, restructuring costs, realizability of tax assets and other special charges. Actual results may differ from these estimates.

Our software licensing and professional services agreements with customers typically have terms and conditions that are described in signed orders and a master agreement with each customer. Our sales for a given period typically involve large financial commitments from a relatively small number of customers. Accordingly, delays in the completion of sales during a quarter may negatively impact revenues in that quarter. Consistent with industry practice, we sometimes agree to bill our license fees in more than one installment over extended periods. When installments extend beyond six months, amounts not due immediately are deferred and recorded as revenue when payments are due, assuming all other revenue recognition criteria have been met.

We recognize license revenues when our customer has signed a license agreement, we have delivered the software product, product acceptance is not subject to express conditions, the fees are fixed or determinable and we consider collection to be probable. We allocate the agreed fees for multiple products and services licensed or sold in a single transaction among the products and services using the "residual method" as required by SOP 98- 9, *Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions.* deferring the fair value of the undelivered elements and recognizing the residual amount of the fees as revenue upon delivery of the software license. On occasion we may enter into a license agreement with a customer requiring development of additional software functions or services necessary for the software's performance of specified functions. For those agreements, we recognize revenue for the entire arrangement on a percentage-of-completion basis as the development services are provided, or on a milestone basis, as appropriate. We recognize service revenues as the services are performed. We recognize revenues from maintenance agreements ratably over the maintenance period, usually one year.

Our software products are priced to meet the needs of our target market segments, which include large facility-based incumbent wireline service providers and wireless and IP service providers. We charge a base price for core products, coupled with additional license fees for add-on modules. In addition, we typically scale our license pricing based on the extent of our customers' usage as measured by the number of users of our product, the number of our customers' subscribers, or the size of the network our product helps manage. We sell additional license capacity for our products when our customers' usage of our product exceeds earlier license limits. Annual maintenance and support contracts are generally priced as a percentage of the license fee for the product being maintained. For a new customer, our initial sale of licenses and associated services, including maintenance and support, generally ranges from several hundred thousand to several million dollars.

Service revenues consist principally of software implementations, upgrades and configurations, and customer training, as well as software maintenance agreements that include both customer support and the right to product updates. We use our own employees and subcontract with system integrator partners to provide consulting services to our customers. The majority of our services are priced on an hourly basis. We also offer fixed-price consulting packages, primarily for repeatable solutions.

Since we implement some of our services on a fixed fee basis, if we incur more costs than we expect in implementations, our profitability will suffer. Our process for tracking progress to completion on such arrangements is through individual detailed project plans and the regular review of labor hours incurred compared to estimated hours to complete the project. When estimates of costs to complete the project indicate that a loss will be incurred, these losses are recognized immediately.

Any estimation process, including that which is used in preparing contract accounting models, involves inherent risk. To the extent that our estimates of revenues and expenses on these contracts change periodically in the normal course of business, due to the modifications of our contractual arrangements or changes in cost, such changes would be reflected in the results of operations as a change in accounting estimate in the period the revisions are determined.

We normally ship our software and perform services shortly after we receive orders. As a result, our quarterly financial results are largely dependent on orders received during that period.

We recognize revenue only in cases where we believe collection is probable. In situations where collection is doubtful or when we have indications that a customer is facing financial difficulty, we recognize revenue as cash payments are received. In addition, for customers not on the cash basis of accounting, we maintain an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. We regularly review the adequacy of our allowance for doubtful accounts through identification of specific receivables where it is expected that payment will not be received, in addition to establishing a general reserve based upon our collection history that is applied to all amounts that are not specifically identified. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due us could be adversely affected. The allowance for doubtful accounts reflects our best estimate of the ultimate recovery of accounts receivable as of the reporting date. Changes may occur in the future that may cause us to reassess the collectibility of amounts and at which time we may need to reduce or provide additional allowances in excess of that currently provided.

Each year we assess the realizability of our deferred tax assets by projecting whether it is more likely than not that some portion or all of the deferred tax assets will not be realized in the foreseeable future. Accordingly, we carry a valuation allowance against our deferred tax assets, which are related primarily to net deductible temporary differences, tax credit carryforwards and net operating loss carryforwards. We evaluate a variety of factors in determining the amount of the deferred income tax assets to be recognized pursuant to SFAS No 109, "*Accounting for Income Taxes*", including our earnings history, the number of years our operating loss and tax credits can be carried forward, the existence of taxable temporary differences, near-term earnings expectations, and the highly competitive nature of the communications industry and its potential impact on our business. As a result of these analyses we have reserved all of our deferred tax assets at December 31, 2004.

We evaluate our long-lived assets, including acquired intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of any assets to be held and used is measured by a comparison of the carrying amount of any asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

PRO FORMA FINANCIAL RESULTS

We report quarterly unaudited financial statements prepared in accordance with generally accepted accounting principles in the United States. We also report pro forma financial information in earnings releases and investor conference calls. This pro forma financial information excludes certain non-cash and special charges, consisting primarily of the amortization and impairment of goodwill and other intangible assets, purchased in process research and development, stock compensation expense, and restructuring costs. We believe the disclosure of the pro forma financial information helps investors evaluate the results of our ongoing operations. However, we urge investors to carefully review the financial information presented in accordance with generally accepted accounting principles included in our press releases, quarterly reports on Form 10-Q and our annual reports on Form 10-K.

ACQUISITIONS

Orchestream. In 2003, we acquired all of the outstanding shares of Orchestream Holdings plc, a UK headquartered company whose core product is Service Activator. With this acquisition, we expanded our OSS product suite with market-leading software that automates fulfillment and simplifies management and configuration of complex internet protocol virtual private networks (IP VPNs). This acquisition has strengthened our globalization, mobile and IP efforts by adding key customers and expanding our European presence. The Orchestream Service Activator product complements our OSS assets previously acquired from Nortel Networks, and allows us to further penetrate mobile and fixed-line carriers with a comprehensive capability for managing complex IP VPNs. We acquired Orchestream for approximately £7.9 million, or $13.0 million. Our financial results include revenues and costs of Orchestream effective February 2003.

OSS Software Assets from Nortel Networks. In 2002, we acquired certain OSS assets from Nortel Networks. With this acquisition, we extended our product portfolio by adding a leading carrier-class service activation product and several point solutions that allow communications service providers to efficiently manage and deliver differentiated services for internet protocol (IP), data, and wireless communications. As a result of the acquisition, we now offer a more comprehensive suite of OSS solutions for wireless, IP, data, and traditional networks and services. The acquisition also strengthens the worldwide scope of our product sales and services through an established presence in Europe. We acquired these assets for $35 million in cash and the assumption of certain liabilities. Our financial results include revenues and costs of the acquired business effective February 2002.

Results of Operations

The year 2004 remained difficult for software companies selling into the communications industry. Many customers continued to restrain capital spending, and pricing pressures were often intense. Our results include the following financial accomplishments:

- Increased our penetration at large communications service providers, such that 45% of the world's top 100 communications providers are our customers,
- Five consecutive quarters of sequential revenue growth,
- Year-over-year improved gross profit margins in both licenses and services, and
- Year-over-year reduction in negative cash flows from operations and total cash flows.

We believe our actions in 2004 provide a good foundation for future revenue growth and a return to profitability.

The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain line items in our statements of operations.

	Year Ended December 31,		
	2004	2003	2002
Revenues:			
License	30%	28%	34%
Service	70%	72%	66%
Total revenues	100%	100%	100%
Cost of revenues:			
License	1%	2%	5%
Service	37%	42%	35%
Amortization and impairment of intangible assets	5%	8%	17%
Total cost of revenues	43%	51%	57%
Gross profit	57%	49%	43%
Operating expenses:			
Research and development	29%	37%	36%
Sales and marketing	28%	32%	31%
General and administrative	14%	19%	16%
Purchased in process research and development	—%	2%	4%
Restructuring and other costs	6%	11%	13%
Goodwill impairment	—%	3%	32%
Total operating expenses	76%	103%	133%
Loss from operations	(19%)	(55%)	(90%)
Interest and other income, net	1%	1%	2%
Gain (loss) on investments	—%	—%	—%
Loss before taxes	(19%)	(53%)	(89%)
Income tax expense (benefit)	1%	18%	(15%)
Net loss	(20%)	(71%)	(73%)

2004 COMPARED TO 2003

Revenues

Total revenues in the year ended December 31, 2004 were $81.2 million, representing a 2% increase from $79.5 million in 2003. The increase in revenues between these periods resulted from higher sales of software licenses while services revenue was essentially unchanged from year to year.

License fees. License revenues in 2004 increased 8% to $24.0 million, compared to $22.2 million in 2003. The increase in license revenue is primarily attributed to more sales of network resource management software licenses following release of our "M6" solution, and also due to higher sales of network mediation products.

License sales of our products are highly dependent on capital spending by communications service providers to improve their operating support systems infrastructure. We believe the strength of our product portfolio positions us well to initiate new deployments and extend deployments at existing customers.

Services. Services revenues are generated from technical consulting, educational training classes and maintenance support for our license products. Revenues from services were $57.1 million in 2004, compared to $57.3 million in 2003, with a slight increase in consulting revenues offset by a small decrease in maintenance revenues.

Consulting and education service revenues increased 4% to $18.3 million in 2004 from $17.7 million in 2003. The increase in consulting and education revenues resulted from a larger number of customer engagements supporting the increase in license sales.

Post-contract customer support, or maintenance revenues, decreased 2% to $38.8 million in 2004, from $39.7 million in 2003. The decrease in maintenance revenues is primarily due to an arrangement to provide support to a customer for a third party software product on a resale basis in 2003. In 2004 this maintenance was contracted directly between the third party provider and the customer. Excluding the resale of third party maintenance in 2003, maintenance revenues in 2004 were approximately equal to the maintenance revenues in 2003.

Future growth of maintenance revenues is largely dependent on our retention of existing customers, and new license sales that add recurring maintenance revenues in annually renewable agreements.

Concentration of Revenues. As of December 31, 2004, our active customer list includes more than 180 communications service providers worldwide, including nearly half of the world's 100 largest providers. During 2004, our top ten customers represented 44% of our total revenue with our largest single customer accounting for 11% of revenues. In any given year we generally derive a significant portion of our revenues from a small number of relatively large sales. A loss or significant decrease in the sale of products and services to any customer from whom we received a high percentage of our total revenues during a recent year is likely to have a material adverse affect on our results of operations and financial condition.

International Revenues. During 2004, we recognized $47.2 million in revenues from sources outside the United States compared to $43.9 million in 2003, representing 58% and 55% of revenue in each period, respectively. The growth in international revenues during 2004 was due to our increased penetration into European, Asian and Latin American markets.

Cost of Revenues

License Costs. License cost of revenues consists primarily of royalties for third party software and support sold in conjunction with our products. License costs were $0.9 million in 2004 and $1.3 million in 2003, representing 4% and 6% of license revenues in each period, respectively. The decrease in license costs in 2004 in absolute dollars and as a percentage of revenue is primarily due to the mix of products sold in each period. Royalties on individual third-party license products range from zero to approximately 50% of revenue.

We plan to continue the use of third party software where it provides an advantage for our customers. While this plan lowers our overall product development cost, it may increase our cost of license revenues, both in absolute terms and as a percentage of revenues.

Service Costs. Service cost of revenues consists of expenses to provide consulting, training and maintenance services. These costs include compensation and related expenses for employees and fees for third party consultants who provide services for our customers under subcontractor arrangements.

Service costs were $30.0 million in 2004, down from $33.2 million in 2003, representing 53% and 58% of service revenues in each period, respectively. The decrease in service costs in 2004 was primarily due to lower professional consulting staff costs, partially offset by higher subcontractor costs and maintenance-related engineering costs. Service margins in 2004 improved over 2003 due to improved utilization of our own consulting resources and use of subcontracting services where they lower our cost.

Amortization and Impairment of Intangible Assets. The value assigned to intangible assets, primarily technology rights, is amortized over the estimated useful life of the assets using the greater of straight-line or the ratio that current gross revenues related to those assets bears to the total current and anticipated future gross revenues related to those assets. The original estimated useful lives of these assets range from nine months to sixty months.

In 2004, amortization of intangible assets totaled $3.7 million, compared to $6.5 million in 2003. The decrease in amortization expense between 2004 and 2003 is due to completion of the amortization of certain intangibles from the acquisition of OSS assets from Nortel Networks in 2002.

Operating Expenses

Research and Development Expenses. Research and development expenses consist primarily of costs related to our staff of software developers, contracted development and the associated infrastructure required to support product development. During 2004, research and development expenses decreased 20% to $23.7 million from $29.6 million in 2003, representing 29% and 37% of total revenues in each period, respectively. The year-to-year decrease in research and development expense was primarily due to a 15% reduction in staffing, primarily related to the consolidation of our European development function into our Canadian operations.

During 2004, our research and development investments were focused on our core competencies of network resource management, service activation and network mediation, in support of mobility, internet protocol (IP) and voice over IP (VOIP) domains. Additionally, we are investing to ease integration for our customers, enabling rapid flow-through of service requests not only within our portfolio but between MetaSolv products and other business systems, to further automate our customers' business processes and lower their overall cost of doing business. During the past year we have focused our development investments in core product areas, while lowering development costs in general by shifting many routine tasks to offshore development resources.

Our product development methodology generally establishes technological feasibility near the end of the development process, when we have a working model. Costs incurred after the development of a working model and prior to product release are insignificant. Accordingly, we have not capitalized any software development costs.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries, commissions, travel, trade shows and other related expenses required to sell our software.

In 2004, sales and marketing expenses decreased 11% to $22.6 million from $25.3 million in 2003, representing 28% and 32% of revenues in each period, respectively. The decrease in sales and marketing expense in 2004 compared to 2003 was primarily due to 8% lower staffing and related expenses. The staffing reductions achieved alignment of resources with expected market conditions. We will invest in sales and marketing resources, where necessary, in order to expand our direct and indirect sales and marketing channels, and to achieve additional revenues.

General and Administrative Expenses. General and administrative expenses consist of costs for finance and accounting, legal, human resources, information systems, facilities, bad debt expense, and corporate management not directly allocated to other departments. General and administrative expenses in 2004 decreased 25% to $11.0 million, compared to $14.7 million in 2003, representing 14% and 19% of revenues in each period, respectively. The decrease in general and administrative expenses was primarily due to 13% lower staffing in administrative functions, cost reductions in facilities and telecommunications expenses, and a decrease in the allowance for doubtful accounts required.

Restructuring and other Costs. Restructuring and other costs during 2004 totaled $4.5 million, comprised of $1.9 million for a reduction of 65 positions, $1.7 million related to consolidation of facilities and $0.9 million in stock compensation expense related to a former executive. The estimated annualized cost savings from these reductions is approximately $7 million.

During 2003, we restructured our operations to align costs with expected market conditions, and to integrate and rationalize the acquired Orchestream operations with those already in house. These charges consisted of $4.4 million for reduction in force of approximately 135 positions, approximately $4.8 million for the consolidation of space at our US headquarters location, in Canada and in the United Kingdom, and a $0.8 million nonrecurring adjustment to prepaid royalties, partially offset by a reduction in accrued liabilities of approximately $1.4 million related primarily to adjustments to liabilities assumed as part of our previous acquisitions.

All severance payments are expected to be completed by the end of the third quarter of 2005. The lease payments will continue through 2010 and they will be partially offset through sublease agreements.

Interest and Other Income, Net

In 2004, interest and other income, net, primarily consisting of interest income and interest expense, was $0.5 million, compared to $1.1 million in 2003. The decrease in interest and other income was primarily due to unfavorable changes in currency rates of exchange and a decline in cash and marketable securities balances upon which we receive interest income.

Gain (loss) on Investments

During the fourth quarter of 2004, we determined that the decline in the fair value of an equity investment in a private company below its carrying value was other than temporary. Accordingly, we recorded a non-cash charge of $0.3 million to write down the value of the investment.

Income Tax Expense (Benefit)

We recorded income tax expense of $0.9 million in 2004 and $14.4 million in 2003. The 2004 income tax expense consisted primarily of foreign withholding tax provisions. The relatively high income tax expense in 2003 is due to a revaluation of our deferred tax assets. Under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("FAS 109"), deferred tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. FAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the available evidence at the end of 2003, which included our recent operating performance and projections for near term future performance, we recorded a valuation reserve against the remaining deferred tax assets on the books in the fourth quarter of 2003. If taxable income is generated in the future, the reversal of this valuation reserve will result in a tax provision that will be lower than the expected tax rate based on the statutory US federal tax rate.

2003 COMPARED TO 2002

Revenues

Total revenues in the year ended December 31, 2003 were $79.5 million, representing a 13% decrease from $91.2 million in 2002. The decrease in revenues between these periods primarily resulted from a decline in software license transactions.

License fees. License revenues in 2003 were $22.2 million, compared to $30.9 million in 2002. The 28% decline in license revenues in 2003 resulted primarily from fewer sales of some mature products, partially offset by higher revenues from sales of service activation products and the addition of Orchestream license revenue in 2003. Additionally, our average revenue per license transaction in 2003 declined over 20% compared to 2002, due to smaller implementations and competitive pricing pressures.

License sales of our products are highly dependent on capital spending by communications service providers to improve their operating support systems infrastructure. During 2003, we experienced some improvement in sales of service activation products, but overall sales activity remained depressed.

Services. Revenues from services decreased 5% to $57.3 million in 2003 from $60.3 million in 2002, primarily due to lower technical consulting revenues, while maintenance revenues were essentially equal in both years.

Consulting and education service revenues decreased 13% to $17.7 million in 2003, from $20.4 million in 2002. The decrease in consulting and education revenues resulted from fewer implementations of some mature software products, related to lower software sales, and also competitive pricing of services.

Post-contract customer support, or maintenance revenues, decreased slightly to $39.7 million in 2003, from $40.0 million in 2002. The decrease in maintenance revenues was primarily due to a decline in maintenance revenues from mature products, largely offset by higher revenues for our service activation products and the addition of maintenance revenues from products acquired from Orchestream. The newly acquired products represented approximately 11% of our total maintenance revenues in 2003.

Concentration of Revenues. During 2003, our top ten customers represented 44% of our total revenue with no single customer accounting for more than 10% of revenues.

International Revenues. During 2003, we recognized $43.9 million in revenues from sources outside the United States compared to $34.8 million in 2002, representing 55% and 38% of revenue in each period, respectively. The growth in international revenues during 2003 was due to our increased penetration into European and Asian markets, accelerated by our product acquisitions.

Cost of Revenues

License Costs. License cost of revenues were $1.3 million in 2003 and $4.4 million in 2002, representing 6% and 14% of license revenues in each period, respectively. The decrease in license costs in 2003 in absolute dollars is primarily due to the lower license sales upon which royalty agreements are based, and the mix of products sold in each period. The decrease in license costs as a percent of license revenue in 2003 reflects differences in the mix of our products sold in each period.

Service Costs. Service cost of revenues were $33.2 million in 2003, up from $32.1 million in 2002, representing 58% and 53% of service revenues in each period, respectively. The increase in service costs in 2003 was due to higher customer-specific engineering expenses, the addition of a customer care operation in the United Kingdom and expenses to support third party software. The increase in service costs as a percentage of service revenues was primarily due to a higher level of software engineering effort for specific customers.

Amortization and Impairment of Intangible Assets. In 2003, cost of revenues included $6.5 million in amortization of intangible assets acquired from Nortel Networks and Orchestream, a decrease of 59% from $15.8 million in 2002. The decrease in amortization expense between 2003 and 2002 is due to the write-off in 2002 of intangibles from a previous acquisition, partially offset by the addition of intangible assets related to the Orchestream acquisition.

Operating Expenses

Research and Development Expenses. During 2003, research and development expenses decreased 11% to $29.6 million from $33.3 million in 2002, representing 37% and 36% of total revenues in each period, respectively. The year-to-year decrease in research and development expense was primarily due to a 10% reduction in research and development staffing and the transfer of engineering resources to specific customer support projects, which is reported in services cost of sales.

Sales and Marketing Expenses. In 2003, sales and marketing expenses decreased 10% to $25.3 million from $28.1 million in 2002, representing 32% and 31% of revenues in each period, respectively. The decrease in sales and marketing expense in 2003, compared to 2002, was primarily due to 18% lower staffing.

General and Administrative Expenses. General and administrative expenses in 2003 decreased 2% to $14.7 million, compared to $15.0 million in 2002, representing 19% and 16% of revenues in each period, respectively. The decrease in general and administrative expenses was primarily due to lower provisions for bad debts, staff reductions and facilities consolidations, partially offset by the addition of facilities and information systems expenses related to our newly acquired Orchestream operations in Europe. The increase in expense as a percentage of revenues reflects the relatively fixed nature of our facilities and communications infrastructure.

In Process Research and Development. In connection with our acquisition of Orchestream, we recorded purchased in process research and development (IPR&D) charges of $1.8 million in 2003. These in process projects consisted primarily of upgrades to existing products. The value of the IPR&D was calculated using a discounted cash flow analysis of the anticipated income stream of the related product sales. The projected net cash flows were computed using discount rates from 27% to 30% for the various IPR&D projects. These projects were completed by year-end 2003.

In 2002, we recorded a pre-tax charge of $4.1 million for IPR&D in connection with our acquisition of certain OSS assets from Nortel Networks. The projects generally included enhancements and upgrades to existing technology, enhanced communication among systems, introduction of new functionality and the development of new technology primarily for integration purposes. The value of the IPR&D was calculated using a discounted cash flow analysis of the anticipated income stream of the related product sales. The projected net cash flows were computed using discount rates from 25% to 32% for the various IPR&D projects. These projects were essentially completed by year-end 2002.

Restructuring and Other Costs. During 2003, we restructured our operations to align costs with expected market conditions, and to integrate and rationalize the acquired Orchestream operations with those already in house. These charges consisted of $4.4 million for reduction in force of approximately 135 positions, approximately $4.8 million for the consolidation of space at our US headquarters location, in Canada and in the United Kingdom, and a $0.8 million nonrecurring adjustment to prepaid royalties, partially offset by a reduction in accrued liabilities of approximately $1.4 million related primarily to adjustments to liabilities assumed as part of our previous acquisitions. The annualized cost savings projected from these actions was approximately $15.0 million.

Restructuring and other costs during 2002 totaled $12.1 million, comprised of approximately $5.0 million related to a reduction in force of approximately 190 positions; $5.8 million for facilities consolidations and lease commitments for space being vacated; and $2.3 million in asset write-offs and other restructuring expenses, partially offset by a $1.0 million nonrecurring adjustment to accrued royalties. The restructuring was in response to lower software license bookings and the expectation of lower near-term revenues.

Goodwill Impairment. We are required to periodically assess the value of goodwill under the provisions of Statement of Financial Accounting Standards No. 142. We are one reporting unit, as defined by the Standard. As outlined in the authoritative literature, the assessment of whether goodwill has been impaired is based on our estimate of the fair value of the reporting unit using a model that considers both a discounted future cash flow analysis and market capitalization data.

During 2002, the market capitalization of the Company fell to a level below its book value. The decline in the market capitalization indicated that a potential impairment in the value of goodwill existed; therefore, management performed an interim valuation in July 2002. This valuation confirmed the impairment and we recorded a charge of $28.7 million to eliminate the goodwill.

The market capitalization of the Company remained at a level below its book value in the first quarter of 2003, and therefore this prolonged decline in the market capitalization indicated that the capitalization of goodwill as a result of the acquisition of Orchestream Holdings plc was not warranted. Accordingly, we eliminated the goodwill associated with this acquisition and recorded a charge of $2.2 million.

Interest and Other Income, Net

In 2003, interest and other income, net, primarily consisting of interest income and interest expense, was $1.1 million, compared to $1.7 million in 2002. The decrease in interest and other income was primarily due to a decline in cash and marketable securities balances upon which we receive interest income, and lower interest rates earned on invested balances.

Income Tax Expense (Benefit)

We recorded income tax expense of $14.4 million in 2003 and an income tax benefit of $14.0 million in 2002. Under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"), deferred tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. FAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the available evidence, which included our recent operating performance and projections for near term future performance, during 2003, we recorded a valuation reserve against the remaining deferred tax assets on the books. If taxable income is generated in the future, the reversal of this valuation reserve will result in a tax provision that will be lower than the expected tax rate based on the statutory US federal tax rate.

Liquidity and Capital Resources

At December 31, 2004, our primary sources of liquidity were cash and cash equivalents and marketable securities totaling $35.2 million and representing 57% of total assets. We invest our cash in excess of current operating requirements in short and intermediate term investment grade securities that are available for sale as needed. Total cash and marketable securities decreased $6.7 million during 2004, from a balance of $41.9 million at December 31, 2003. The decline in cash and marketable securities during 2004 resulted primarily from losses from operations during the first half of the year and payments related to restructuring liabilities. This decline was partially offset by $3.2 million in proceeds from the sale of vacant land.

Cash used in operating activities during 2004 was $11.2 million, primarily attributable to the operating loss and payments for restructuring related expenses, partially offset by improved collections of accounts receivable.

Investing activities generated $2.6 million during 2004. Gross proceeds from the sales of property, equipment and land were $3.8 million. Capital expenditures for investments in computer equipment and facilities improvements were $1.7 million for the year.

Financing activities generated $2.1 million during 2004 from proceeds of exercised employee stock options and employee stock purchase contributions.

Favorable movements in the currency exchange rates improved our cash position approximately $450,000 during the year 2004 as cash positions outside of the United States benefited from the weakening of the US dollar against the Canadian dollar, the Euro, and the British pound.

We believe that our projected cash flows to be generated by operations, together with current cash and marketable securities balances, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. From time to time we evaluate potential acquisitions and other strategic relationships with complementary businesses, products and technologies. Should cash balances be insufficient to meet our long-term business objectives, or to complete an acquisition, we may seek to sell additional equity or debt securities. The decision to sell additional equity or debt securities could be made at any time and could result in additional dilution to our stockholders.

We had no unusual capital commitments at December 31, 2004, and our principal commitments consist of obligations under operating leases. We had outstanding contractual obligations for cumulative lease payments of approximately $22.3 million through 2010, which will be retired within the ordinary course of business, including approximately $7.2 million in leases for properties that we no longer occupy. We have no abnormal contractual obligations at December 31, 2004, and our principal commitments consist of obligations under non-cancelable operating leases as shown in the following table (in thousands):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases					
United States	$17,252	$3,024	$5,767	$5,790	$2,671
International	5,032	1,852	2,976	204	—
Totals	$22,284	$4,876	$8,743	$5,994	$2,671

New Accounting Standards

In December 2004, the FASB issued SFAS 123(R*), Share Based Payment*, which was a revision of SFAS 123, *Accounting for Stock Based Compensation.* This statement supersedes APB Option 25, *Accounting for Stock Issued to Employees*, and is effective for reporting periods beginning after June 15, 2005. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in SFAS 123. The Company is planning to adopt this new standard in the first quarter of 2005. The estimated impact of this change in accounting will be an increase in stock compensation costs of existing grants approximately $1.5 million to $1.8 million per quarter in 2005.

In December 2004, the FASB issued FASB Staff Position FAS 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,* which addresses the effect of the American Jobs Creation Act of 2004 one time deduction for qualifying repatriations of foreign earnings. The implementation of this new law did not have a material impact on the financial statements.

In January 2003, and December 2003, the FASB issued and then revised Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* FIN 46 requires a company to consolidate a variable interest entity if the company is subject to the majority of the risk of loss from the entity's activities, is entitled to a majority of the entity's residual returns, or both. Certain provisions of this Interpretation were effective for the third quarter of 2003 and others were effective January 1, 2004. FIN 46 did not have an impact on our financial position or results of operations.

In January 2003, the Company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires that the fair value of an asset retirement obligation be recognized as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets is incurred. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The adoption of Statement 143 did not have a material effect on the Company's financial statements.

In November 2002, the Financial Accounting Standards Board (FASB) reached a consensus on EITF Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*. In general, this issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. The issue addresses how to divide the arrangement into separate units of accounting consistent with the identified earnings process for revenue recognition purposes. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. This issue was applicable for MetaSolv, Inc. in the third quarter of 2003 and did not have a material impact on our financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risks principally relates to changes in interest rates that may affect our fixed income investments and our exposure to adverse movements in foreign exchange rates.

(a) *Fixed Income Investments*

The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. Our exposure to market risks for changes in interest rates relate primarily to investments in debt securities issued by U.S. government agencies and corporate debt securities. We place our investments with high quality issuers and, by policy, limit the amount of the credit exposure to any one issuer.

Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All investments with three months or less to maturity at the date of purchase are considered to be cash equivalents; investments with maturities at the date of purchase between three and twelve months are considered to be short-term investments; investments with maturities in excess of twelve months are considered to be long-term investments. At December 31, 2004, the weighted average pre-tax interest rate on the investment portfolio was approximately 2.4%. Market risk related to these investments can be estimated by measuring the impact of a near-term adverse movement of 10% in short-term market interest rates. If these rates had averaged 10% more in 2004 than in 2003, there would be no material adverse impact on our results of operations or financial position.

(b) *Foreign Currency*

We transact business in various foreign currencies. As we continue to expand our international business, we are subject to increasing exposure from adverse movements in foreign exchange rates. At the present time, we do not hedge our foreign currency exposure, nor do we use derivative financial instruments for speculative trading purposes.

Market risk related to foreign currency exchange rates can be estimated by measuring the impact of a near-term adverse movement of 10% in foreign currency exchange rates against the U.S. Dollar. The most significant risk is in the Company's Canadian operations where it maintains research and development staff and customer support operations. The Company is reviewing alternatives to protect its investments in the Canadian locations from significant foreign currency risks. If the Canadian exchange rate to the U.S. dollar had varied by 10% more than it did in 2004, the impact to the company's 2004 net loss would have been a change of 10%. If the Canadian exchange rate averages 10% more in 2005 than in 2004, and assuming the same local currency revenues and expenses in 2005 as in 2004, there would be an unfavorable profit impact of approximately $1.5 million in 2005, assuming no hedging. The Company also has foreign currency risk against the Euro, the British pound, and the Brazilian Real, but has mitigated these risks somewhat with revenue generation in these locations denominated in local currency.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Note: Schedules not listed above have been omitted because the information required to be set forth therein is not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MetaSolv, Inc.:

We have audited the accompanying consolidated balance sheets of MetaSolv, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetaSolv, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MetaSolv, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2005 expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

Dallas, Texas
March 28, 2005

METASOLV, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 11,858	$ 17,870
Marketable securities	23,354	23,993
Trade accounts receivable, less allowance for doubtful accounts of $2,110 in 2004 and $3,327 in 2003	12,482	11,330
Unbilled receivables	1,156	1,622
Prepaid expenses	2,842	2,307
Other current assets	657	1,493
Total current assets	52,349	58,615
Property and equipment, net	6,685	13,990
Intangible assets	2,787	6,473
Other assets	945	1,238
Total assets	$ 62,766	$ 80,316
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 4,780	$ 4,748
Accrued expenses	19,644	23,497
Deferred revenue	7,350	8,374
Total current liabilities	31,774	36,619
Stockholders' equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.005 par value, 100,000,000 shares authorized, shares issued and outstanding: 40,937,985 in 2004, and 38,576,708 in 2003	205	193
Additional paid-in capital	148,772	145,260
Deferred compensation	(229)	(18)
Accumulated other comprehensive income	370	401
Accumulated deficit	(118,126)	(102,139)
Total stockholders' equity	30,992	43,697
Total liabilities and stockholders' equity	$ 62,766	$ 80,316

See accompanying notes to consolidated financial statements.

METASOLV, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2004	2003	2002
Revenues:			
License	$ 24,017	$ 22,182	$ 30,880
Service	57,144	57,324	60,324
Total revenues	81,161	79,506	91,204
Cost of revenues:			
License	919	1,275	4,446
Service	30,022	33,156	32,115
Amortization and impairment of intangible assets	3,686	6,483	15,837
Total cost of revenues	34,627	40,914	52,398
Gross profit	46,534	38,592	38,806
Operating expenses:			
Research and development	23,661	29,599	33,262
Sales and marketing	22,566	25,315	28,096
General and administrative	11,012	14,711	15,038
Restructuring and other costs	4,500	8,558	12,126
Purchased in process research and development	—	1,781	4,060
Goodwill impairment	—	2,227	28,742
Total operating expenses	61,739	82,191	121,324
Loss from operations	(15,205)	(43,599)	(82,518)
Interest and other income, net	468	1,075	1,679
Gain (loss) on investments	(317)	32	—
Loss before taxes	(15,054)	(42,492)	(80,839)
Income tax expense (benefit)	933	14,396	(14,045)
Minority interest	—	278	—
Net loss	$(15,987)	$(56,610)	$ (66,794)
Net loss per share of common stock:			
Basic	$ (0.40)	$ (1.48)	$ (1.77)
Diluted	$ (0.40)	$ (1.48)	$ (1.77)

See accompanying notes to consolidated financial statements.

METASOLV, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(In thousands, except share amounts)

	Common stock		Treasury stock		Additional paid-in capital	Common stock subscription	Deferred compensation	Accumulated other comprehensive income	Retained earnings	Total
	Shares	Amount	Shares	Amount						
Balance, December 31, 2001	37,422,649	$187	—	$ —	$139,774	$(24)	$(154)	$125	$ 21,265	$161,173
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(66,794)	(66,794)
Unrealized loss on marketable securities	—	—	—	—	—	—	—	(106)	—	(106)
Foreign currency translation	—	—	—	—	—	—	—	19	—	19
Total comprehensive loss										(66,881)
Exercise of stock options	148,820	1	—	—	186	—	—	—	—	187
Employee stock purchase plan common stock issued	372,749	2	—	—	1,073	—	—	—	—	1,075
Purchase of treasury stock	—	—	(4,480)	(2)	—	—	—	—	—	(2)
Cancellation of treasury stock	(4,480)	—	4,480	2	(2)	—	—	—	—	—
Repayment of subscription note	—	—	—	—	—	24	—	—	—	24
Tax benefit from disqualifying dispositions	—	—	—	—	3,357	—	—	—	—	3,357
Amortization of deferred compensation	—	—	—	—	—	—	88	—	—	88
Balance, December 31, 2002	37,939,738	190	—	—	144,388	—	(66)	38	(45,529)	99,021
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(56,610)	(56,610)
Unrealized loss on marketable securities securities	—	—	—	—	—	—	—	(18)	—	(18)
Foreign currency translation	—	—	—	—	—	—	—	381	—	381
Total comprehensive loss										(56,247)
Exercise of stock options	51,574	—	—	—	57	—	—	—	—	57
Employee stock purchase plan common stock issued	572,203	3	—	—	892	—	—	—	—	895
Purchase of treasury stock	—	—	4,985	16	—	—	—	—	—	16
Cancellation of treasury stock	(4,985)	—	(4,985)	(16)	—	—	—	—	—	(16)
Tax benefit from disqualifying dispositions	—	—	—	—	47	—	—	—	—	47
Stock compensation	18,178	—	—	—	65	—	(36)	—	—	29
Amortization (forfeiture) of deferred compensation	—	—	—	—	(189)	—	84	—	—	(105)
Balance, December 31, 2003	38,576,708	193	—	—	145,260	—	(18)	401	(102,139)	43,697
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(15,987)	(15,987)
Unrealized loss on marketable securities	—	—	—	—	—	—	—	(145)	—	(145)
Foreign currency translation	—	—	—	—	—	—	—	114	—	114
Total comprehensive loss										(16,018)
Exercise of stock options	1,674,918	9	—	—	1,245	—	—	—	—	1,254
Employee stock purchase plan common stock issued	499,450	2	—	—	820	—	—	—	—	822
Cancellation of treasury stock	(24)	—	—	—	—	—	—	—	—	—
Issuance of restricted stock	186,933	1	—	—	1,447	—	(588)	—	—	860
Amortization of deferred compensation	—	—	—	—	—	—	377	—	—	377
Balance, December 31, 2004	40,937,985	$205	—	$ —	$148,772	$ —	$(229)	$370	$(118,126)	$ 30,992

See accompanying notes to consolidated financial statements.

METASOLV, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net loss	$(15,987)	$(56,610)	$(66,794)
Adjustments to reconcile net loss to net cash used in operating activities:			
Goodwill impairment	—	2,227	28,742
Amortization and impairment of intangible assets	3,686	6,483	15,836
Depreciation	4,853	7,888	5,756
Stock compensation	1,237	(76)	88
Provision for bad debts	359	1,542	3,692
Loss on asset disposal	296	134	1,828
Deferred tax expense (benefit)	—	13,706	(12,189)
Tax benefit from disqualifying dispositions	—	47	3,357
Minority interest	—	(278)	—
Loss (gain) on investments	317	(32)	—
Purchased in process research and development	—	1,781	4,060
Changes in operating assets and liabilities (net of effect of acquisition):			
Trade accounts receivable	(1,180)	6,082	(7,804)
Unbilled receivables	466	124	(1,121)
Other assets	380	7,549	(5,379)
Accounts payable and accrued expenses	(4,351)	(11,485)	4,841
Deferred revenue	(1,250)	(3,138)	(3,891)
Net cash used in operating activities	(11,174)	(24,056)	(28,978)
Cash flows from investing activities:			
Purchases of property and equipment	(1,706)	(2,467)	(3,436)
Proceeds from the sale of property and equipment	3,828	24	14
Purchase of marketable securities	(33,601)	(67,327)	(51,826)
Proceeds from sale of marketable securities	34,100	73,322	78,638
Decrease (increase) in restricted cash	—	12,999	(12,666)
Proceeds from sale of investments	15	174	—
Acquisition of Orchestream Holdings plc (net of $10,020 cash acquisition)	—	(3,982)	—
Acquisition of Nortel Networks' OSS Software Assets.	—	—	(35,594)
Net cash provided by (used in) investing activities	2,636	12,743	(24,870)
Cash flows from financing activities:			
Proceeds from common stock transactions	2,076	952	1,286
Purchase of treasury stock	—	—	(2)
Net cash provided by financing activities	2,076	952	1,284
Effect of exchange rate changes on cash	450	118	19
Decrease in cash and cash equivalents	(6,012)	(10,243)	(52,545)
Cash and cash equivalents, beginning of year	17,870	28,113	80,658
Cash and cash equivalents, end of year	$ 11,858	$ 17,870	$ 28,113
Supplemental disclosures of cash flow information—			
Cash paid during the year for:			
Interest	$ 113	$ 43	$ 66
Income taxes	$ 1,038	$ 892	$ 293

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2003 and 2002

1) Organization and Summary of Significant Accounting Policies

MetaSolv, Inc. (the "Company"), a Delaware corporation headquartered in Plano, Texas, is a provider of software designed to automate the management of communications networks. Communications service providers using our software are able to efficiently enter, manage and fulfill orders for service from their customers. These communications service providers offer a full array of communications services including local and long distance telephone services, high-speed data services and Internet services, often as a bundled offering. The Company derives substantially all of its revenue from the sale of licenses, related professional services, maintenance and support of packaged software products to communications service providers.

a) Principles of Consolidation

The consolidated financial statements include the financial statements of MetaSolv, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

b) Revenue Recognition

The Company's software products are licensed to customers through a direct sales force and indirect sales channels. The Company's software licensing arrangements typically include multiple elements, such as software products, post-contract customer support, consulting, and training. The Company recognizes revenue using the "residual method" when there is vendor-specific objective evidence of the fair values of all undelivered elements in a multiple-element arrangement that is not accounted for using long-term contract accounting. Under the residual method, the arrangement fee is recognized as follows: (1) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of Statement of Position ("SOP") 97-2, *Software Revenue Recognition*, and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. Fees allocated to each software element of the arrangement are recognized as revenue when the following criteria have been met: (a) a written contract for the license of software has been executed, (b) the product has been delivered to the customer, (c) the license fee is fixed or determinable, and (d) collectibility of the resulting receivable is deemed probable. If evidence of fair value of the undelivered elements of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist, or until all elements of the arrangement are delivered. Fees allocated to post-contract customer support are recognized as revenue ratably over the support period. Fees allocated to other services are recognized as revenue as the service is performed.

The Company is frequently engaged to provide consulting and implementation services in connection with the licensing of its software. In situations where such services include significant modification or customization of the software or are otherwise essential to the functionality of the software, revenues relating to the software license and services are aggregated and the combined revenues are recognized using the percentage-of-completion method. Revenue earned using the percentage-of-completion method is based on management's estimate of progress towards completion. Changes to estimates of progress towards completion, if any, are accounted for as a change in estimate in the period of the change. Of total deferred revenues, approximately $1,292,000 and $1,246,000 as of December 31, 2004 and 2003, respectively, represented billings in excess of costs and related profits on certain contracts accounted for under the percentage-of-completion method. Of unbilled receivables, approximately $501,000 and $568,000 as of December 31, 2004 and 2003, respectively, represented costs and related profits in excess of billings on contracts accounted for under the percentage-of-completion method.

Accounts receivable include only those amounts due from customers for which revenue has been recognized. Deferred revenue includes amounts received from customers for which revenue has not been recognized.

c) Cash, Cash Equivalents, and Restricted Cash

Cash equivalents consist of investments in an interest-bearing money market account and commercial paper with maturities of three months or less. For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

d) Marketable Securities and Equity Investments

Marketable securities at December 31, 2004 and 2003 consist of commercial paper, U.S. government agency obligations, corporate bonds and municipal bonds. The Company classifies all of its marketable securities as available-for-sale. All such investments are recorded at fair value. Changes in net unrealized holding gains and losses are reported as a component of comprehensive income in shareholders' equity until realized. Investments in marketable securities are monitored for impairment and written down to fair value with a charge to earnings if a decline in fair value is judged to be other than temporary.

The Company uses the cost method to account for its investments in non-marketable equity securities. A decline in the market value deemed to be other than temporary is charged to earnings. During 2004, the Company recorded an impairment charge of $332,250 for other than temporary declines in the value of an investment in equity securities of a private company.

e) Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the term of the lease, if shorter. The estimated useful lives are as follows:

	Years
Furniture and fixtures	3-7
Computer equipment	3
Leasehold improvements	3-11
Other equipment	3-7

Certain prior period amounts for property and equipment and accrued expenses have been reclassified to conform with the current period presentation.

f) Fair Value of Financial Instruments

The carrying values of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities.

g) Research and Development Costs

Research and development costs incurred prior to the establishment of technological feasibility of the product are expensed as incurred. After technological feasibility is established, any additional software development costs are capitalized. The Company believes its process for developing software is essentially completed concurrently with the establishment of technological feasibility and, accordingly, no software development costs have been capitalized to date.

In connection with the February 2003 acquisition of Orchestream Holdings plc, the Company recorded a charge of $1,781,000 for purchased in process research and development. At the date of the acquisition, the purchased in process research and development projects had not yet reached technological feasibility and had no alternative future uses. The projects generally included enhancements and upgrades to existing technology, enhanced communication among systems, introduction of new functionality and the development of new technology primarily for integration purposes. The value of the in process research and development was calculated using a discounted cash flow analysis of the anticipated income stream of the related product sales. The projected net cash flows were computed using discount rates ranging from 20% to 30% for the various in process research and development projects. These projects were essentially completed by year-end 2003.

In connection with the February 2002 acquisition of certain operational support system assets from Nortel Networks, the Company recorded a charge of $4,060,000 for purchased in process research and development. The projects generally included enhancements and upgrades to existing technology, enhanced communication among systems, introduction of new functionality and the development of new technology primarily for integration purposes. The value of the in process research and development was calculated using a discounted cash flow analysis of the anticipated income stream of the related product sales. The projected net cash flows were computed using discount rates from 25% to 35% for the various purchased in process research and development projects. These projects were essentially completed by year-end 2002.

h) Accounting for Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairments to be recognized are measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

i) Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts of existing assets and liabilities recorded for financial reporting purposes and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is reflected in income tax expense in the period that includes the enactment date. Based upon the available evidence, which included recent operating performance and projections for future near term performance, the Company recorded a valuation reserve against the remaining deferred tax assets on the books in 2003. The value of these tax benefits depends on future taxable profits, and the Company's management believes it appropriate to fully reserve these assets until the Company begins to utilize these tax benefits.

j) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

k) Accounting for Stock Options

The Company applies APB Opinion No. 25 in accounting for stock options granted to employees and non-employee directors under its stock option plans. As such, compensation expense is recorded only if the fair value of the underlying stock exceeded its exercise price on the date of grant. Deferred compensation has been recorded as a component of stockholders' equity and is being amortized, based on a graded vesting schedule, as provided by FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,* and is charged to operations over the vesting period of options granted at less than fair market value. Amortization of deferred compensation was $377,000, $84,000, and $88,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options and activity under the Employee Stock Purchase Plan under SFAS No. 123, *Accounting for Stock Based Compensation*, the Company's net loss would have been changed to the pro forma amounts indicated below (in thousands, except per share data):

	Year ended December 31,		
	2004	2003	2002
Net loss:			
As reported	$(15,987)	$(56,610)	$(66,794)
Add back: Stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported	1,237	(76)	52
Subtract: Stock-based employee compensation cost, net of related tax effects that would have been included in the determination of net income if the fair value based method had been applied to all awards	(10,790)	(13,272)	(8,788)
Pro forma net loss	$(25,540)	$(68,673)	$(75,530)
Net loss per share of common stock:			
Basic and diluted:			
As reported	$ (0.40)	$ (1.48)	$ (1.77)
Pro forma	$ (0.64)	$ (1.81)	$ (2.01)

l) Comprehensive Loss

The Company reports comprehensive loss in its consolidated statements of stockholders' equity. Comprehensive loss includes, net of taxes, unrealized gains or losses on available-for-sale securities and cumulative foreign currency translation adjustments. The cumulative unrealized loss on available-for-sale securities as of December 31, 2004, was $146,000. The cumulative foreign currency translation gain as of December 31, 2004, was $516,000.

m) Foreign Currency Translations

For all significant non-U.S. operations, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using year-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. The resulting translation adjustments are reflected in accumulated other comprehensive income, a separate component of stockholders' equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are included in the consolidated statements of operations. The net foreign currency exchange gains (losses) were ($257,000), $25,000, and $70,000 for the years ended December 31, 2004, 2003 and 2002 respectively.

n) Earnings Per Share of Common Stock

Basic earnings per share are computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the incremental increase in common shares outstanding assuming the exercise of all stock options and conversion of all preferred stock that would have had a dilutive effect on earnings per share.

o) Recently Adopted Accounting Standards

New Accounting Standards

In December 2004, the FASB issued SFAS 123(R*), Share Based Payment,* which was a revision of SFAS 123, *Accounting for Stock Based Compensation.* This statement supersedes APB Option 25, *Accounting for Stock Issued to Employees,* and is effective for reporting periods beginning after June 15, 2005. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in SFAS 123. The Company is planning to adopt this new standard in the first quarter of 2005. The estimated impact of this change in accounting will be an increase in stock compensation costs for existing grants of approximately $1.5 million to $1.8 million per quarter in 2005.

In December 2004, the FASB issued FASB Staff Position FAS 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,* which addresses the effect of the American Jobs Creation Act of 2004 one time deduction for qualifying repatriations of foreign earnings. The implementation of this new law did not have a material impact on the Company's financial position or results of operations.

In January 2003, and December 2003, the FASB issued and then revised Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* FIN 46 requires a company to consolidate a variable interest entity if the company is subject to the majority of the risk of loss from the entity's activities, is entitled to a majority of the entity's residual returns, or both. Certain provisions of this Interpretation were effective for the third quarter of 2003 and others were effective January 1, 2004. FIN 46 did not have a material impact on the Company's financial position or results of operations.

In January 2003, the Company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires that the fair value of an asset retirement obligation be recognized as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets is incurred. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The adoption of Statement 143 did not have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB reached a consensus on EITF Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* In general, this issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. The issue addresses how to divide the arrangement into separate units of accounting consistent with the identified earnings process for revenue recognition purposes. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. This issue was applicable for MetaSolv, Inc.

in the third quarter of 2003 and did not have a material impact on the Company's financial position or results of operations.

2) Marketable Securities

The following is a summary of the Company's available-for-sale marketable securities as of December 31, 2004 and 2003 (in thousands):

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. government agencies	$18,000	$—	$147	$17,853
Corporate and municipal bonds	5,500	1	—	5,501
Total marketable securities	$23,500	$ 1	$147	$23,354

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Commercial paper	$ 2,994	$—	$—	$ 2,994
Obligations of U.S. government agencies	16,000	—	1	15,999
Corporate and municipal bonds	5,000	—	—	5,000
Total marketable securities	$23,994	$—	$ 1	$23,993

Proceeds from sales of available-for-sale marketable securities were $34,100,000, $73,322,000 and $78,638,000, for the years ended December 31, 2004, 2003 and 2002 respectively. There were no realized gains or losses from the sale of available-for-sale marketable securities as the Company generally holds such investments until maturity.

As of December 31, 2004, the contractual maturities of the Company's marketable securities were as follows (in thousands):

Contractual Maturity	Amortized Cost	Estimated Fair Value
Less than 120 days	$ 5,500	$ 5,501
121 days to two years	18,000	17,853
Total marketable securities	$23,500	$23,354

3) Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31, 2004	December 31, 2003
Property and equipment at cost		
Land	$ —	$ 3,671
Computer equipment and software	19,817	17,888
Furniture and fixtures	4,082	4,432
Leasehold improvements	8,344	7,960
Telecommunications equipment	2,214	2,147
	34,457	36,098
Less accumulated depreciation and amortization	(27,772)	(22,108)
Property and equipment, net	$ 6,685	$ 13,990

Approximately 20% of the Company's net fixed assets are located in Canada, where a significant portion of its Global Customer Care and Research and Development operations are located.

4) Income Taxes

Income tax expense (benefit) consists of the following (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Current income tax expense (benefit):			
Federal	$ —	$ —	$ (2,062)
Foreign	933	690	711
State	—	—	(505)
	933	690	(1,856)
Deferred income tax expense (benefit):			
Federal	—	12,193	(10,667)
State	—	1,513	(1,522)
	—	13,706	(12,189)
Total expense (benefit)	$933	$14,396	$(14,045)

Loss before income taxes included approximately $440,000, $12,556,000, and $214,000 of non-U.S. loss for the years ended December 31, 2004, 2003 and 2002 respectively. Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent as follows (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Computed "expected" tax expense (benefit)	$ (5,269)	$(14,872)	$(28,294)
Expenses not deductible for tax purposes	76	39	133
State and local taxes, net of federal benefit	(538)	(989)	(2,658)
Acquisition and restructuring	(21,657)	912	2,231
Research and development tax credits	(138)	(2,025)	(1,899)
Valuation allowance	27,359	30,668	16,245
Foreign tax differential	1,074	548	307
Other	26	115	(110)
Income tax expense (benefit)	$ 933	$ 14,396	$(14,045)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

	December 31,	
	2004	2003
Deferred tax assets:		
Accrued expenses	$ 1,040	$ 4,611
Allowance for doubtful accounts	933	1,409
Research and development credit carryforward	8,780	6,966
Investment valuation differences	740	717
Asset basis and depreciation	5,319	1,336
Technology rights, goodwill and amortization	11,622	12,669
U.S. net operating loss carryforward	21,560	16,703
Non U.S. operating loss carryforward	28,050	6,274
Total deferred tax assets	$ 78,044	$ 50,685
Valuation allowance	(78,044)	(50,685)
Net deferred tax assets	$ —	$ —

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. For financial reporting purposes, a valuation allowance exists at December 31, 2004 to offset deferred tax assets based upon the tax losses incurred during years 2002 through 2004.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2004, will be allocated as follows (in thousands):

Income tax benefit that would be reported in the consolidated statement of earnings	$77,193
Additional paid-in-capital	851
Total	$78,044

Included in the above valuation allowance is approximately $28,000,000 related to the acquired net operating loss carryforward of Orchestream. Any reduction in the valuation allowance related to these carryforwards will first be applied toward the remaining intangible assets and then as a reduction of income tax expense.

The Company has aggregate U.S. tax loss carryforwards of approximately $56,000,000, which expire through the year 2023. Excluding tax loss carryforwards for non-U.S. subsidiaries which are being liquidated, the Company has aggregate non-U.S. tax loss carryforwards of approximately $93,500,000. The Company also has approximately $4,400,000 of U.S. research tax credit carryforwards that begin expiring in 2018 and $4,500,000 of non-U.S. research tax credits carryforwards that begin expiring in 2012.

5) Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,	
	2004	2003
Accrued royalties	$ 1,980	$ 1,803
Employee compensation	2,352	2,608
Deferred rent	1,888	1,992
Income taxes payable	1,132	1,220
Acquisition	2,158	2,382
Restructuring expenses	6,740	8,653
Other expenses	3,394	4,839
	$19,644	$23,497

6) Stock Option Plan and Employee Stock Purchase Plan

Stock Options: In August 1999, the Company adopted the MetaSolv, Inc. Long-Term Incentive Plan pursuant to which the Board of Directors may grant options to purchase company stock. As of December 31, 2004, the number of shares authorized under the plan was 18,520,161. At December 31, 2004, there were 2,492,803 shares available for grant under the plan.

Generally, stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All options have terms of ten years or less, and most options vest in four or five equal cumulative installments beginning on the first anniversary of the grant date.

The per share weighted-average fair value of stock options granted each year, estimated using the Black-Scholes option-pricing model with the indicated assumptions were as follows:

	2004	2003	2002
Weighted – average fair value of stock option	$2.08	$1.25	$3.15
Black-Scholes Assumptions:			
Dividend rate	—	—	—
Average risk-free interest rate	2.85%	3.27%	3.82%
Average volatility	80 %	82 %	118%
Expected life in years	5.0	5.0	5.0

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted-average exercise price
Balance as of December 31, 2001	7,418,469	$10.02
Granted	4,081,383	3.85
Exercised	(148,820)	1.26
Forfeited	(1,406,271)	13.71
Balance as of December 31, 2002	9,944,761	7.02
Granted	2,539,660	1.54
Exercised	(51,574)	1.10
Forfeited	(1,590,711)	8.82
Balance as of December 31, 2003	10,842,136	5.50
Granted	2,410,750	3.16
Exercised	(1,674,918)	0.75
Forfeited	(925,749)	7.22
Balance as of December 31, 2004	10,652,219	$ 5.56

At December 31, 2004, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.34 to $97.75 and 2.84 years, respectively. The following table presents information about outstanding stock options as of December 31, 2004:

		Weighted average		Options exercisable	
Range of Exercise Prices	Number of options	Exercise price	Contractual life	Number of options	Weighted average exercise price
$ 0.34 – $ 1.74	2,573,773	$ 1.49	3.00	2,291,523	$ 1.51
1.75 – 3.20	2,952,800	2.99	3.93	304,475	2.45
3.50 – 6.19	2,633,001	4.83	3.04	2,002,516	4.59
6.28 – 19.94	2,219,245	9.92	1.26	1,753,504	10.14
20.66 – 97.75	273,400	43.40	0.52	272,850	43.45
Totals	10,652,219			6,624,868	

The following table shows the number of stock options that were outstanding and exercisable at the end of the previous three years.

	2004	2003	2002
Options exercisable	6,624,868	5,199,890	3,365,402
Weighted Average exercise prices	$ 6.49	$ 6.52	$ 7.55

Employee Stock Purchase Plan: In August 1999, the Company adopted the MetaSolv, Inc. Employee Stock Purchase Plan. As of December 31, 2004, the number of shares authorized under the plan was 2,440,032. The plan allows employees to purchase common stock at a 15% discount from the lower of the fair market value of the common stock at the beginning of the enrollment period or the purchase date. There were 499,450, 572,203, and 372,749 shares of common stock issued under the plan during 2004, 2003 and 2002, respectively.

Restricted Stock Awards: During 2004 and 2003, the Company granted restricted stock awards of 186,933 and 18,178 shares, respectively, of common stock to key executives and two directors under the Company's Long Term Incentive Plan. There were 168,026 awards issued to the executives in 2004, which vest equally over three years, with vesting accelerated in the event of a change in control. There were 18,907 and 18,178 awards in 2004 and 2003, respectively, issued to two directors as payment of their annual retainer in lieu of cash, under the director's normal compensation plan. These stock awards vest annually, with vesting accelerated in the event of a change in control. The market value of these stock awards at date of grant was $588,071 and $36,758, in 2004 and 2003, respectively, and is being amortized as compensation expense over the vesting periods. The Company recorded compensation expense of $377,000 and $17,100 related to restricted stock awards in 2004 and 2003, respectively.

7) Retirement and Savings Plans

The Company has various pension and savings plans under which employees are entitled to receive matching company contributions, subject to certain regulatory limitations. The Company made matching contributions of approximately $1,249,000, $1,431,000 and $1,438,000 in 2004, 2003 and 2002, respectively.

8) Commitments and Contingencies

Leases

The Company leases its offices under operating leases, which expire through 2010. Future minimum annual rent payments for leases having initial or remaining noncancelable lease terms in excess of one year are as follows (in thousands):

Years ending December 31,	Total minimum lease payments
2005	$ 4,876,379
2006	4,803,455
2007	3,939,452
2008	3,072,425
2009	2,921,425
Thereafter	2,670,763
	$22,283,899

Rent expense was $4,762,000, $5,446,000 and $8,534,000 in 2004, 2003 and 2002, respectively.

Approximately $7,200,000 of these minimum future lease payments, less approximately $3,300,000 of expected sublease income is for space that has been vacated, and has been accrued as a part of Restructuring and Other Costs. The Company has a sublease arrangement for some of the vacant space that will provide the Company with approximately $542,000 of sublease income annually beginning in March 2005 and ending in November 2010.

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

9) Net loss per Share

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share data):

	Year ended December 31,		
	2004	2003	2002
Numerator:			
Net loss	$(15,987)	$(56,610)	$(66,794)
Denominator for basic and diluted net loss per share:			
Weighted average common and common equivalent shares outstanding	39,674	38,177	37,658
Net loss per common share:			
Basic and diluted	$ (0.40)	$ (1.48)	$ (1.77)

Securities that were not included in the computation of diluted net loss per share because their effect was antidilutive consist of the following:

	2004	2003	2002
Options to purchase common stock	10,652,219	10,842,136	9,944,761
Restricted stock awards	186,933	18,178	—
Total	10,839,152	10,860,314	9,944,761

10) Segment Information and Concentration of Credit Risk

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. The method for determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision-maker is considered to be the President and Chief Executive Officer. The President and Chief Executive Officer reviews financial information presented on a Company-wide basis accompanied by disaggregated information about revenues by product and service line for purposes of making operating decisions and assessing financial performance. The financial information reviewed by the President and Chief Executive Officer is identical to the information presented in the accompanying statements of operations. Therefore, the Company operates in a single operating segment: communications software and related services.

Revenue information regarding operations for different products and services is as follows (in thousands):

	Year ended December 31,		
	2004	2003	2002
Revenues:			
Software license fees	$24,017	$22,182	$30,880
Professional services	18,347	17,674	20,357
Post-contract customer support	38,797	39,650	39,967
Total revenues	$81,161	$79,506	$91,204

Total revenue derived from non-U.S. locations was approximately $47,208,000, $43,928,000 and $34,839,000 in 2004, 2003 and 2002, respectively. Revenues in the United Kingdom accounted for approximately 21% of total revenues in 2004 and 2003.

The Company licenses its communications software products to a broad range of communication service providers. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral or other security to support its trade accounts receivable. One customer accounted for 11% and 12% of the company's revenues in 2004 and 2003, respectively. A second customer accounted for 15% of the Company's revenues in 2002 and 36% of the Company's account receivable at December 31, 2002.

11) Acquisitions

Orchestream Holdings plc. In February 2003, the Company acquired London-based Orchestream Holdings plc, a recognized leader in Internet Protocol (IP) service activation software solutions for wire line and mobile carriers. The Orchestream acquisition added an IP service activation product to the Company's portfolio and technology partnerships in Europe. The Company paid £0.06 per share of Orchestream common stock, valuing the transaction at approximately £7,902,000 ($12,997,000). This acquisition became effective in February 2003 and, as of March 31, 2003, the Company had acquired 92% of Orchestream common stock. Effective April 25, 2003, the Company completed the acquisition of the remaining shares and Orchestream became a wholly owned subsidiary.

The Company accounted for the acquisition using the purchase method of accounting, as required by SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The results of Orchestream were included with those of the Company effective February 2003.

The purchase price was allocated to identifiable assets and liabilities based on their respective estimated fair values as of the closing date of the transaction. The excess of the purchase price over the fair value of the net identifiable assets was allocated to goodwill which is not deductible for tax purposes. In addition, deferred taxes were recognized for the difference between the book and tax basis of certain intangible assets.

A summary of the allocation of the purchase price follows (in thousands):

Cash purchase price	$12,997
Transaction costs	1,148
Total Purchase Price	$14,145
Allocation of the purchase price:	
Tangible assets acquired	$ 6,088
Purchased in process research and development	1,781
Developed technology, including patents	3,700
Customer relationships	2,298
Contract rights	747
Deferred tax liabilities	(2,418)
Minority interest	(278)
Net identifiable assets acquired	11,918
Goodwill	2,227
	$14,145

The $1,781,000 allocated to purchased in process research and development was charged to expense at the time of the acquisition. Under SFAS No. 142, goodwill recorded as a result of the acquisition was not amortized and was subsequently written off (see note 13). The developed technology is being amortized over its useful life of three years; the customer relationships are being amortized over their useful life of five years; and the contract rights were amortized over one year.

OSS Assets from Nortel Networks. In February 2002, the Company completed the acquisition of certain OSS assets from Nortel Networks. With this acquisition, the Company extended its product portfolio by adding a leading carrier-class service activation product and several point solutions that allow communications service providers to efficiently manage and deliver differentiated services for Internet Protocol (IP), data, and wireless communications. As a result of the acquisition, the Company now offers a comprehensive suite of OSS solutions available for wireless, IP, data, and traditional networks and services. The purchase price was $35,000,000 in cash, plus the assumption of certain liabilities of the business.

The asset purchase agreement provided for the reduction of the cash purchase price by $3,000,000, which was used to cover the cost related to the issuance of stock options and retention bonuses to key employees. This cash payment was treated as a reduction of the purchase price. In addition, direct transaction costs were approximately $4,631,000.

The Company accounted for the acquisition as a business combination using the purchase method of accounting, as required by Statements of Financial Accounting Standards No. 141, *"Business Combinations,"* and No. 142 *"Goodwill and Other Intangible Assets."* The financial results of this acquisition were included with those of the Company effective February 2002.

The total purchase price was allocated to identifiable assets and liabilities based on their respective estimated fair values as of the closing date of the transaction. The tangible assets were inventoried and evaluated by an independent third party, and do not differ materially from the net book value in the historical financial statements of Nortel Networks. The identifiable assets, which consist of customer arrangements, the core technology related to the products, and in process research and development costs, were valued by an independent third party. We allocated the excess of the purchase price over the fair value of the net identifiable assets acquired to goodwill, which will be deductible for tax purposes over the next fifteen years. In addition, deferred taxes have been recognized for the difference between the book and tax basis of certain intangible assets.

A summary of the allocation of the purchase price follows (in thousands):

Cash paid to Nortel Networks upon closing	$ 35,000
Less retention fund	(3,000)
Less cash for vacation liabilities assumed	(1,037)
Transaction costs	4,631
Total purchase price	$ 35,594
Allocation of the purchase price:	
Tangible assets acquired	$ 3,761
Liabilities assumed	(11,948)
Net tangible assets acquired	(8,187)
Purchased in process research and development	4,060
Developed technology, including patents	12,236
Customer contracts	5,118
Net identifiable intangible assets acquired	21,414
Goodwill	22,367
Total purchase price	$ 35,594

The $4,060,000 allocated to purchased in process research and development costs was charged to expense upon closing. The developed technology was amortized over its useful life of two years and the customer contracts are being amortized over their useful life of three years.

12) Restructuring and Other Costs

In 2004, restructuring and other costs totaled $4,500,000 comprised of $1,951,000 for a reduction of 65 positions, $1,689,000 related to consolidation of facilities and $860,000 in stock compensation expense related to a former executive.

In 2003, the Company continued to restructure its operations to align costs with expected market conditions, and to integrate and rationalize the acquired Orchestream operations with those of the Company. This program resulted in pre-tax charges of $8,558,000 (net of recapture of approximately $300,000 of previous severance accruals that were not needed) and the elimination of approximately 135 positions. These charges consisted of $4,369,000 for severance payments, $4,778,000 for lease commitments on office space that has been vacated, and a non-recurring adjustment to prepaid royalties of $815,000, partially offset by a reduction in accrued liabilities of approximately $1,404,000 related to adjustments of liabilities assumed in the Company's acquisitions.

In 2002, the Company recorded pre-tax restructuring charges of $12,126,000. These charges consisted of $5,064,000 for a reduction in force of approximately 190 positions, $5,801,000 for lease commitments on office space that has been vacated, and approximately $2,265,000 of related asset write-downs, partially offset by $1,004,000 non recurring adjustments to accrued royalties.

The following table summarizes the status of the restructuring actions which is included in accrued liabilities (in thousands):

	Employee Severance	Exit Cost	Other	Total
Balance at December 31, 2003	$ 1,427	$ 7,226	$ —	$ 8,653
Restructuring and other charges	1,951	1,689	860	4,500
Amounts utilized in 2004	(3,141)	(2,412)	(860)	(6,413)
Balance at December 31, 2004	$ 237	$ 6,503	$ —	$ 6,740

The severance payments are expected to be completed by third quarter 2005 and the lease payments will continue through 2010.

13) Impairment of Goodwill and Intangible Assets

The Company is required to assess the value of goodwill under the provisions of SFAS No. 142. The Company is one reporting unit, as defined by the standard. As outlined in the authoritative literature, the assessment of whether goodwill has been impaired is based on the Company's estimate of the fair value of the reporting unit using a model that considers both a discounted future cash flow analysis and market capitalization data.

During 2002, the market capitalization of the Company fell to a level below its book value. The decline in the market capitalization indicated that a potential reduction in the value of goodwill existed; therefore, management performed an interim valuation based on estimated future cash flows as of July 31, 2002. This valuation indicated that an impairment of goodwill existed. Accordingly, the Company recorded a charge of $28,742,000 to eliminate the goodwill.

The market capitalization of the Company remained at a level below its book value in the first quarter of 2003. This prolonged decline in the market capitalization indicated that the capitalization of goodwill as a result of the acquisition of Orchestream Holdings plc was not warranted. Accordingly, the Company eliminated the goodwill and recorded a charge of $2,227,000 at the time of the Orchestream acquisition.

The changes in the carrying value of goodwill for the two years ended December 31, 2003, are as follows (in thousands):

Balance at of December 31, 2001	$ 6,375
Purchase of assets from Nortel Networks	22,367
Impairment charge	(28,742)
Balance at December 31, 2002	$ —
Purchase of Orchestream	2,227
Impairment charge	(2,227)
Balance at December 31, 2003	$ —

The following is a summary of intangible assets at December 31, 2004 and 2003 (in thousands):

	2004			
	Gross Carrying Cost	Accumulated Amortization	Net	Wt Avg Amort Period
Developed technology	$12,290	$10,930	$1,360	23 Months
Customer contracts	5,740	5,740	—	35 Months
Customer relationship	2,298	871	1,427	60 Months
Total intangible assets	$20,328	$17,541	$2,787	29 Months

	2003			
	Gross Carrying Cost	Accumulated Amortization	Net	Wt Avg Amort Period
Developed technology	$12,290	$ 9,503	$2,787	23 Months
Customer contracts	5,740	3,940	1,800	35 Months
Customer relationship	2,298	412	1,886	60 Months
Total intangible assets	$20,328	$13,855	$6,473	29 Months

During 2002, the Company reassessed the value of intangible assets and as a result reduced the value of these assets and recorded a non-cash charge of $7,178,000. This charge is included in the Amortization and Impairment of Intangible Assets line of the Consolidated Statements of Operations.

Amortization expense related to intangible assets was approximately $3,686,000, $6,483,000 and $8,659,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Amortization expense related to intangible assets subject to amortization at December 31, 2004 will be as follows (in thousands):

Year Ending December 31,	Amortization Expense
2005	$1,693
2006	587
2007	460
2008	47
	$2,787

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:					
Year ended December 31, 2004	$ 3,327	$ 359	$ 285	$1,861	$ 2,110
Year ended December 31, 2003	$ 3,825	$ 1,542	$ —	$2,040	$ 3,327
Year ended December 31, 2002	$ 3,171	$ 3,692	$ —	$3,038	$ 3,825
Valuation allowance for deferred tax assets:					
Year ended December 31, 2004	$50,685	$25,354	$2,005	$ —	$78,044
Year ended December 31, 2003	$17,327	$30,668	$3,772	$1,082	$50,685
Year ended December 31, 2002	$ 1,149	$16,245	$ —	$ 67	$17,327

The addition to the valuation allowance for deferred tax assets charged to other accounts in 2003 was related to the Company's acquisitions and in 2004 was related to changes in the currency exchange rates.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the design and the operation of our disclosure controls and procedures pursuant to Exchange Act Rule 15d-15 of the Securities Exchange Act of 1934. Based on that evaluation, and due to the existence of a material weakness described below, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report in alerting them on a timely basis to material information relating to the Company required to be included in our periodic SEC reports. The material weakness did not impact our 2004 revenue, cash flow, or any other significant performance indicator. The deficiency did not result in a material misstatement in our 2004 financial statements nor does it affect the Company's financial condition or future operations.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 15d-15(f). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2004, because of the material weakness described below. A "material weakness" is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

As of December 31, 2004, the Company did not employ personnel with adequate expertise in matters related to the accounting for estimated income tax exposures and foreign income taxes. This control deficiency results in more than a remote likelihood that a material misstatement of the income tax accounts and disclosures in the annual or interim consolidated financial statements would not be prevented or detected.

KPMG LLP, our registered public accounting firm, has issued an attestation report on our assessment of our internal control over financial reporting. Their report is included below in the section titled "Report of Independent Registered Public Accounting Firm."

Changes in Internal Controls. There were no changes to our internal control over financial reporting during the fourth quarter of 2004 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MetaSolv, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting (Item 9A(b)), that MetaSolv, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of a material weakness in the accounting for income tax exposures and foreign income taxes identified in management's assessment, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). MetaSolv, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment as of December 31, 2004: The Company did not employ personnel with adequate expertise in matters related to the accounting for income tax exposures and foreign income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MetaSolv, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated March 28, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management's assessment that MetaSolv, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, MetaSolv, Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

KPMG LLP
Dallas, Texas
March 28, 2005

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors

The information concerning Directors of the Company required by Item 401 and Item 405 of Regulation S-K will be contained in the Company's 2004 Proxy Statement under the headings "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", and is incorporated herein by reference.

Executive Officers

The information concerning executive officers of the Company required by this Item is set forth in Item 1 hereof under the heading "Executive Officers."

The information required by Item 406 of Regulation S-K will be contained in the Company's 2004 Proxy Statement under the heading "Code of Ethics" and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K will be contained in the Company's 2004 Proxy Statement under the headings "Directors Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," "Management Compensation," and "Stock Performance Graph," and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as of December 31, 2004, regarding the number of shares of the company's common stock that may be issued under the company's equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
Equity compensation plans approved by security holders	10,652,219	$5.56	2,492,803
Equity compensation plans not approved by security holders	—	—	—
	10,652,219	$5.56	2,492,803

The information required by Item 403 of Regulation S-K will be contained in the Company's 2004 Proxy Statement under the heading "Stock Ownership of Certain Beneficial Owners and Management," and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 404 of Regulation S-K will be contained in the Company's 2004 Proxy Statement under the heading "Certain Relationships and Related Transactions" and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 of Form 10-K and Section 202 of Sarbanes-Oxley will be contained in the Company's 2004 Proxy Statement under the headings "Independent Public Accountants" and "Fees Paid to Independent Accountants" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *The following documents are filed as part of this report:*

(1) Financial Statements. The financial statements, notes and independent auditors' report described in Item 8, to which reference is hereby made.

(2) Financial Statement Schedule. The financial statement schedule described in Item 8, to which reference is hereby made.

(3) Exhibits. The following exhibits:

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization dated as of December 27, 2000 and effective as of January 1, 2001 by and among MetaSolv Software, Inc., MS Merger, Inc., and the Registrant. Incorporated by reference to Exhibit 2 to the Registrant's Annual Report on Form 10-K filed on March 29, 2001.
2.2	Asset Purchase Agreement dated January 21, 2002, by and among Nortel Networks Limited, as vendor, MetaSolv Software, Inc. as purchaser, and the Registrant as guarantor. Incorporated by reference to Exhibit 2.1 to the Registrant's current report on Form 8-K filed on February 15, 2002.
3.1	Amended and Restated Certificate of Incorporation of the Registrant. Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-3 filed on August 13, 2001, registration number 333-67428.
3.2	Bylaws of the Registrant. Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed on March 29, 2001.
3.3	Certificate of Designation of Series A Junior Participating Preferred Stock setting forth the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share, filed with the Delaware Secretary of State on October 25, 2001, included as Exhibit A to the Rights Agreement filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-A filed on October 24, 2001.
4.1	Investors' Rights Agreement, dated June 2, 1998, among the Registrant and the shareholders named therein, as amended. Incorporated by reference to exhibits to the Registrant's Registration Statement on Form S-1 filed on September 10, 1999, registration number 333-86937.
4.2	Specimen Certificate of the Registrant's common stock. Incorporated by reference to exhibits to the Registrant's Registration Statement on Form S-1 filed on September 10, 1999, registration number 333-86937.
4.3	Rights Agreement, dated as of October 24, 2001, between the Registrant and Mellon Investor Services LLC, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-A filed on October 25, 2001, file number 000-28129.
4.4	Form of Certificate of Designation of Series A Junior Participating Preferred Stock (included as Exhibit A to the Rights Agreement filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-A filed on October 24, 2001) setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.01 per share.
4.5	Form of Right Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-A filed with the Securities and Exchange Commission on October 24, 2001). Pursuant to the Rights Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

Exhibit No.	Description
4.6	Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit C to the Rights Agreement filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-A filed on October 24, 2001), which, together with certificates representing the outstanding Common Shares of the Registrant, shall represent the Rights prior to the Distribution Date.
4.7	Specimen of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on all new Common Share certificates issued by the Registrant after November 5, 2001 and prior to the Distribution Date upon transfer, exchange or new issuance. Incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form 8-A filed on October 24, 2001.
4.8	Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers. Incorporated by reference to exhibits to the Registrant's Registration Statement on Form S-1 filed on September 10, 1999, registration number 333-86937.
4.9	Indemnification Agreement dated July 3, 2002, between MetaSolv, Inc. and Phillip C. Thrasher. Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2002.
10.1	1992 Stock Option Plan. Incorporated by reference to exhibits to the Registrant's Registration Statement on Form S-1 filed on September 10, 1999, registration number 333-86937.
10.2	Long-Term Incentive Plan. Incorporated by reference to exhibits to the Registrant's Registration Statement on Form S-1 filed on September 10, 1999, registration number 333-86937.
10.3	Employee Stock Purchase Plan. Incorporated by reference to exhibits to the Registrant's Registration Statement on Form S-1 filed on September 10, 1999, registration number 333-86937.
10.4	Mutual Release between the Registrant and Michael J. Watters dated November 20, 1998. Incorporated by reference to exhibits to the Registrant's Registration Statement on Form S-1 filed on September 10, 1999, registration number 333-86937.
10.5	Commercial Lease Agreement between the Registrant and Crown Invest I, L.P., dated April 1, 1997, as amended to date. Incorporated by reference to exhibits to the Registrant's Registration Statement on Form S-1 filed on September 10, 1999, registration number 333-86937.
10.6	Commercial Lease Agreement between the Registrant and William R. Cooper and Craig A. Cooper, dated August 21, 1998, as amended to date. Incorporated by reference to exhibits to the Registrant's Registration Statement on Form S-1 filed on September 10, 1999, registration number 333-86937.
10.7	Consent to Assignment of lease dated February 1, 2002 by and between Architel Systems Corporation, MetaSolv Software Canada Inc. and First Real Properties Limited, and associated Lease Agreement. Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2002
10.8	Indemnity Agreement dated February 1, 2002 by and between First Real Properties Limited and MetaSolv Software, Inc. Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2002,
10.9	Sublease dated June 4, 2002 between Zarlink Semiconductor Inc. and MetaSolv Software Canada, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2002.
10.10	Consent to Sublease Agreement dated June 4, 2002 among Mitel Research Park Corporation, Zarlink Semiconductor Inc. and MetaSolv Software Canada Inc. Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2002.
10.11	Indemnity Agreement dated June 4, 2002 by MetaSolv, Inc. Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2002.

Exhibit No.	Description
10.12	Master Software License and Service Agreement entered into between Registrant and Qwest Communications Corporation, dated May 30, 1997. Incorporated by reference to exhibits to the Registrant's Registration Statement on Form S-1 filed on September 10, 1999, registration number 333-86937.
10.13	Master Software License and Services Agreement entered into between Registrant and Allegiance Telecom, Inc., dated December 19, 1997. Incorporated by reference to exhibits to the Registrant's Registration Statement on Form S-1 filed on September 10, 1999, registration number 333-86937.
10.14	Terms of Exchangeable Shares of MetaSolv Canada Holdings Inc. adopted as a special resolution by its sole shareholder on July 20, 2001. Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on form S-3 filed on August 13, 2001, registration number 333-67428.
10.15	Share Purchase Agreement dated July 20, 2001, by and among the Registrant, MetaSolv Canada Inc., MetaSolv Canada Holdings Inc., Lat45 Information Systems Inc., each of the shareholders of Lat45 Information Systems Inc. and each of Joseph Hatchuel, Toufik Abdallah, Serge Bouhadana and Jean-Nicolas Guet. Incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-3 filed on August 13, 2001, registration number 333-67428.
10.16	Exchange Agreement dated July 20, 2001, by and among the Registrant, MetaSolv Canada Inc., MetaSolv Canada Holdings Inc. and each of the shareholders of Lat45 Information Systems Inc. Incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on form S-3 filed on August 13, 2001, registration number 333-67428.
10.17	Registration Rights Agreement dated July 20, 2001, by and among the Registrant, each of the shareholders of Lat45 Information Systems Inc. and Joseph Hatchuel, as shareholders' representative. Incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-3 filed on August 13, 2001, registration number 333-67428.
10.18	Amendment No. 1 to the Registration Rights Agreement dated August 3, 2001, by and between Registrant and Joseph Hatchuel, as shareholders' representative. Incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-3 filed on August 13, 2001, registration number 333-67428.
10.19	Amendment No. 2 to the Registration Rights Agreement dated August 10, 2001, by and between Registrant and Joseph Hatchuel, as shareholders' representative. Incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-3 filed on August 13, 2001, registration number 333-67428.
10.20	Amendment No. 1 to the Share Purchase Agreement dated August 20, 2001, by and between MetaSolv Canada Holdings Inc. and Joseph Hatchuel, as shareholders' representative. Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Registrant's Registrations Statement on Form S-3 filed on March 4, 2002, registration number 333-67428.
10.21	Amendment No. 3 to the Registration Rights Agreement dated November 16, 2001, by and between the Registrant and Joseph Hatchuel, as shareholders' representative. Incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registrant's Registrations Statement on Form S-3 filed on March 4, 2002, registration number 333-67428.
10.22	Employment Agreement dated as of December 1, 2002, by and between MetaSolv Software, Inc. and Michael J. Cullen. Incorporated by reference to Exhibit 10.22 to the Registrant's Form 10-K filed on March 27, 2003, registration number 000-28129.
10.23	Employment Agreement dated as of December 1, 2002, by and between MetaSolv Software, Inc. and Glenn A. Etherington. Incorporated by reference to Exhibit 10.23 to the Registrant's Form 10-K filed on March 27, 2003, registration number 000-28129.

CORPORATE INFORMATION

Form 10-K/Investor Contact

A copy of the Company's Annual Report on Form 10-K for 2004 may be reviewed and printed from its internet website at www.metasolv.com. Requests for a free copy of the Form 10-K (without exhibits), as well as additional investor information, should be directed to Investor Relations at the Company's corporate office.

Annual Meeting

The annual meeting of MetaSolv's stockholders will be held Tuesday, May 10, 2005, at 10:00 a.m. CDT in the auditorium of the Company's corporate office at 5556 Tennyson Parkway, Plano, Texas.

Common Stock and Dividend Information

The Company's common stock is traded on the NASDAQ Stock Market (National Market) under the symbol MSLV. As of February 22, 2005, the Company believes it had approximately 5,850 holders of the common stock, including 152 holders of record. The Company has not paid cash dividends on its common stock, and does not plan to pay cash dividends to its stockholders in the near future. The Company is not bound by any contractual terms that prohibit or restrict the payment of dividends; however, the Company presently intends to retain its earnings to finance future growth of its business. On February 22, 2005, the closing price of the Company's common stock on NASDAQ was $2.57 per share.

CORPORATE OFFICE
MetaSolv, Inc.
5556 Tennyson Parkway
Plano, Texas 75024

LEGAL COUNSEL
Vinson & Elkins L.L.P.
Dallas, Texas

TRANSFER AGENT
Mellon Investor Services
200 North Pearl Street
Suite 1010
Dallas, Texas 75201
800-635-9270
www.mellon-investor.com

INDEPENDENT AUDITORS
KPMG LLP
Dallas, Texas

DIRECTORS

John E. Berndt
Chairman of the Board of Directors
Former President, Sprint International

John W. White
Former Vice President and Chief Information Officer,
Compaq Computer Corporation

Lawrence J. Bouman
Former Senior Vice President and Chief Technology Officer,
LCI International, Inc.

Royce J. Holland
Former Chairman and Chief Executive Officer,
Allegiance Telecom, Inc.

Terry L. Scott
CEO and President,
Airimba Wireless, Inc.

T. Curtis Holmes, Jr.
President and Chief Executive Officer,
MetaSolv, Inc.

EXECUTIVE MANAGEMENT

T. Curtis Holmes, Jr.
President and Chief Executive Officer

Michael J. Cullen
Executive Vice President, Engineering

Glenn A. Etherington
Chief Financial Officer

Anthony Finbow
Managing Director, EMEA

Jonathan K. Hustis
Executive Vice President, Legal, General Counsel and
Corporate Secretary

Sam L. Kelley
Executive Vice President, Program Management

David L. Sharpley
Senior Vice President, Marketing and Product Management

Phillip C. Thrasher
Executive Vice President, Americas and Asia Pacific Sales

ABOUT METASOLV

MetaSolv, Inc. (NASDAQ: MSLV) is a global leader in comprehensive service fulfillment software solutions for communications service providers. MetaSolv's multi-service order management, inventory management, service activation and network mediation capabilities automate the order-to-activate provisioning process for traditional and next-generation IP-based wireline and mobile service providers. More than 180 global service providers – including Brasil Telecom, BT, Cable & Wireless, Nextel, O2, T-Mobile, Vodafone, and others – use MetaSolv's solutions to achieve increased revenues, reduced costs, and enhanced customer service. MetaSolv is a global company, headquartered in Plano, Texas. Visit http://www.metasolv.com for more information.

MetaSolv Software, Inc.

Headquarters
Plano, Texas
[illegible] Tennyson Parkway
Plano, TX 75024

[illegible].403.8300 [Voice]
[illegible].403.8333 [Fax]
[illegible].747.0791 [Toll Free]

Denver, Colorado
[illegible] Harrison Street
Suite 320
Denver, CO 80210

[illegible].224.8759 [Fax]

McLean, Virginia
[illegible] Lewinsville Road
Suite 400
McLean, VA 22102

[illegible].917.1332 [Fax]

MetaSolv Software Canada Inc.
[illegible] Attwell Drive
Suite 300
Toronto, Ontario
Canada M9W 6H8

416.674.2727 [Voice]
416.674.2290 [Fax]
800.789.0086 [Toll Free]

MetaSolv Software Canada Inc.
360 Leggett Drive
Ottawa, Ontario
Canada, K2K 3N1

613.287.8222 [Voice]
613.287.8288 [Fax]
[illegible].925.2940 [Toll Free]

MetaSolv Software (UK) Limited
Avon House
Kensington Village
Avonmore Road
London, UK W14 8TS

+44 20 7348 1500 [Voice]
+44 20 7348 1501 [Fax]

MetaSolv Software S.A.S.
ZAC du Font de l'Orme - Bat. C
45, Allee des Ormes
06250 Mougins
France

+33 4 92 28 71 64 [Voice]
+33 4 92 28 71 88 [Fax]

MetaSolv Software GmbH
Landsberger Str. 155
80687 Muenchen
Germany

+49 89 57959 128 [Voice]
+49 89 57959 228 [Fax]

MetaSolv Software (UK) Limited
Paseo de la Castellana 93
4 a Planta
Madrid, Spain 28046

+34 91 418 50 54 [Voice]
+34 91 418 50 55 [Fax]

MetaSolv Software (UK) Limited
Via Leone XIII, 95
Rome, Italy 00165

+39 6 39 870 408 [Voice]
+39 6 39 870 287 [Fax]

MetaSolv Software do Brasil Ltda.
Centro Empresarial Mourisco
Praia de Botafogo, 501
Bloco A - 1o. andar
Rio de Janeiro, 22250-040
Brazil

+55 21 2586 6181 [Voice]
+55 21 2586 6001 [Fax]

www.metasolv.com | salesinfo@metasolv.com